Exhibit 99.1

Glossary

In addition to terms defined elsewhere in this annual information form, the following are defined terms used in this Annual Information Form:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“AIF” means this Annual Information Form and the appendices attached hereto.

“Common Shares” means a common share in the capital of the Company.

“Conversion Arrangement” means the plan of arrangement effected on September 1, 2010 under section 193 of the ABCA pursuant to which the Trust converted from an income trust to a corporate structure, and Unitholders exchanged their Trust Units for common shares of the Company on a one-for-one basis and holders of exchangeable shares of Vermilion Resources Ltd., previously a subsidiary of the company, received 1.89344 common shares for each exchangeable share held.

“Dividend” means a dividend paid by Vermilion in respect of the common shares, expressed as an amount per common share.

“McDaniel & Associates” means McDaniel & Associates Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta.

“McDaniel & Associates Report” means the independent engineering reserves evaluation of certain oil, NGL and natural gas interests of the Company prepared by McDaniel & Associates dated March 4, 2025 and effective December 31, 2024.

“NCIB” means the normal course issuer bid approved by the Toronto Stock Exchange allowing Vermilion to repurchase its common shares.

“Shareholders” means holders from time to time of the common shares.

“Subsidiary” means, in relation to any person, any corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of common shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person.

“Trust” means Vermilion Energy Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta that was dissolved and ceased to exist pursuant to the Conversion Arrangement.

“Trust Unit” means units in the capital of the Trust.

“Unitholders” means former unitholders of the Trust.

“Vermilion”, the “Company”, “us”, “our” or “we” means Vermilion Energy Inc. and where context allows, its consolidated business enterprise, except that a reference to “Vermilion” prior to the date of the Conversion Arrangement means the consolidated business enterprise of the Trust, unless otherwise indicated.

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Conventions

Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars. References herein to “US$” or “USD” are to United States dollars.

Production numbers stated refer to Vermilion's working interest share before deduction of crown, freehold, and other royalties. Reserve amounts are gross reserves, stated before deduction of royalties and without including any royalty interest of the company, as at December 31, 2024, based on forecast costs and price assumptions as evaluated in the McDaniel & Associates Report.

Abbreviations

$M	thousand dollars
$MM	million dollars
°API	an indication of the specific gravity of crude oil measured on the API (American Petroleum Institute) gravity scale
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta
bbl(s)	barrel(s)
bbl(s)/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
mbbl	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmbtu	million British Thermal Units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NGL	natural gas liquids
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point operated by National Grid
NCIB	normal course issuer bid
TTF	the day-ahead price for natural gas at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services
US	The United States of America
WTI	West Texas Intermediate, the reference price paid in US dollars at Cushing, Oklahoma for crude oil of standard grade

Conversions

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units):

To Convert From	To	Multiply By
mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

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Special Note Regarding Forward-Looking Statements

Certain statements included or incorporated by reference in this AIF may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking statements or information”). Such forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this AIF may include, but are not limited to:

●	capital expenditures;
●	return of capital, including targeted payouts and source of funds;
●	business strategies, objectives and priorities;
●	targeted products and formations;
●	growth capacity and opportunities;
●	future capacity of facilities;
●	drilling plans and anticipated new wells;
●	sales processes of Vermilion’s southeast Saskatchewan and United States assets;
●	planned workovers and well optimizations;
●	capital allocation;
●	the closing of the Westbrick Energy Ltd. acquisition and its anticipated effects;
●	future dividends, including anticipated increases;
●	Vermilion’s budget;
●	expected payment and settlement of the 2025 Notes (defined below) and timing thereof;
●	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;
●	duration and expiration of rights to explore, develop and exploit;
●	work commitments;
●	abandonment and reclamation costs;
●	marketing;
●	effect of future changes of credit ratings;
●	debt commitments;
●	petroleum and natural gas sales;
●	future production levels (including the timing thereof) and rates of average annual production growth;
●	exploration and development plans and the anticipated effects thereof;
●	acquisition and disposition plans and the timing thereof;
●	operating and other expenses;
●	royalty, income tax and inflation rates; and
●	the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions of which all or any may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

●	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
●	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
●	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
●	the timely receipt of required regulatory approvals;
●	the ability of the Company to obtain financing on acceptable terms;
●	foreign currency exchange rates and interest and inflation rates;
●	the success of the sales processes of Vermilion’s southeast Saskatchewan and United States assets;
●	the accuracy of the McDaniel & Associates Report;
●	the ability of the Company to identify attractive mergers and acquisitions opportunities;
●	the ability of the Company to conduct operations in a safe manner;
●	political stability of the areas in which the Company operates;
●	the effects of changes to international trade policies;

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●	the accuracy of the Company’s 2025 budget;
●	the ability of the Company to retain key employees;
●	production and decline rates;
●	the regulatory framework regarding royalties, taxes and environmental matters;
●	the states of the capital markets;
●	global economic conditions;
●	the ability of the Company to execute plans, including exploration and development plans;
●	the success of present and future wells;
●	future crude oil, natural gas liquids and natural gas prices; and
●	management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding the Company’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

●	volatility of oil and gas prices;
●	constraints at processing facilities and/or on transportation;
●	volatility of foreign exchange rates;
●	volatility of market price of Common Shares;
●	hedging arrangements;
●	inflationary pressures;
●	increase in operating costs or a decline in production level;
●	operator performance and payment delays;
●	weather conditions;
●	cost of new technology;
●	tax, royalty, and other government legislation;
●	government regulations;
●	policy and legal risks;
●	political events and terrorist attacks;
●	discretionary nature of dividends and share buybacks;
●	additional financing;
●	debt service;
●	variations in interest rates and foreign exchange rates;
●	environmental legislation;
●	hydraulic fracturing regulations;
●	climate change;
●	competition;
●	international operations and future geographical/industry expansion;
●	acquisition assumptions;
●	failure to realize anticipated benefits of prior acquisitions;
●	reserves estimates;
●	cyber security;
●	accounting adjustments;
●	ineffective internal controls;

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●	reliance on key personnel, management, and labour;
●	potential conflicts of interest;
●	the potential for new and increased US tariffs and protectionist trade measures on Canadian oil and gas imports;
●	geopolitical tensions and trade policy; and
●	other risks and uncertainties described elsewhere in this AIF or in the Company’s other filings with Canadian securities authorities.

Many factors could cause Vermilion’s or any particular business unit’s actual results, performance, or achievements to vary from those described in this AIF, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this AIF as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected, or targeted and such forward-looking statements included in this AIF should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Vermilion’s future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this AIF. The forward-looking statements or information contained in this AIF are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking statements contained in this AIF are expressly qualified by these cautionary statements.

Presentation of Oil and Gas Information

Oil and gas reserves and production

All oil and natural gas reserve information contained in this AIF is derived from the McDaniel & Associates Report and has been prepared and presented in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). In this AIF: (A) the net present value of future net revenues attributable to reserves do not represent the fair market value of reserves; (B) the recovery and reserve estimates of crude oil, NGL and natural gas reserves provided in this AIF are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided in this AIF; and (C) the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Under NI 51-01, disclosure of production volumes should include segmentation by product type as defined in the instrument. In this AIF, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas".

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Initial production rates and short-term test rates

This AIF discloses test rates of production for certain wells over short periods of time (i.e., five, eight or 24 hours, IP30, IP60, IP90, etc.), which are preliminary and not determinative of the rates at which those or any other wells will commence production and thereafter decline. Short-term test rates are not necessarily indicative of long-term well or reservoir performance or of ultimate recovery. Although such rates are useful in confirming the presence of hydrocarbons, they are preliminary in nature, are subject to a high degree of predictive uncertainty as a result of limited data availability and may not be representative of stabilized on-stream production rates. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Production over a longer period will also experience natural decline rates, which can be high in certain plays in which the Company operates, and may not be consistent over the longer term with the decline experienced over an initial production period. Initial production or test rates may also include recovered “load” fluids used in well completion stimulation operations. Actual results will differ from those realized during an initial production period or short-term test period, and the difference may be material.

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Non-GAAP and Other Specified Financial Measures

This AIF includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS®” or “IFRS Accounting Standards”) and therefore may not be comparable to similar measures disclosed by other issuer. These measures include:

●	Operating netback: Operating netback is a non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measures can be found the “Non-GAAP and Other Specified Financial Measures” section of the Annual MD&A available on SEDAR+ at www.sedarplus.ca and on the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.
●	Capital expenditures: Capital expenditures is a non-GAAP financial measure and is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure can be found within the “Non-GAAP and Other Specified Financial Measures” section of the Annual MD&A available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

In addition, this AIF includes references to certain financial measures which are not specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP and other specified financial measures. These financial measures are unlikely to be comparable to similar financial measures presented by other issuers.

Vermilion's Organizational Structure

Vermilion Energy Inc. is the successor to the Trust, following the completion of the Conversion Arrangement whereby the Trust converted from an income trust to a corporate structure by way of a court approved plan of arrangement under the ABCA on September 1, 2010.

As at December 31, 2024, Vermilion had 743 full time employees of which 242 employees were located in its Calgary head office, 97 employees in its Canadian field offices,122 employees in France, 73 employees in the Netherlands, 37 employees in Australia, 30 employees in the United States, 46 employees in Germany, 6 employees in Hungary, 11 employees in Croatia and 79 employees in Ireland.

Vermilion was incorporated on July 21, 2010 pursuant to the provisions of the ABCA for the purpose of facilitating the Conversion Arrangement. The registered and head office of Vermilion Energy Inc. is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.

The following is a list of the Company's material subsidiaries and where each material subsidiary was incorporated or formed. The Company holds 100% of the votes attaching to all voting securities of each material subsidiary beneficially owned directly or indirectly by Vermilion.

●	Vermilion Oil & Gas Australia Pty Ltd. (Australia)
●	Vermilion Energy Corrib Ireland Limited (Ireland)
●	Vermilion Energy Germany GmbH & Co. KG (Germany)
●	Vermilion Energy Ireland Limited (Ireland)
●	Vermilion Energy Netherlands B.V. (Netherlands)
●	Vermilion Energy USA LLC (United States)
●	Vermilion Exploration and Production Ireland Limited (Ireland)
●	Vermilion Exploration SAS (France)
●	Vermilion Hungary Southern Battonya Concession Kft. (Hungary)
●	Vermilion Moraine SAS (France)
●	Vermilion Pyrénées SAS (France)
●	Vermilion Rep SAS (France)
●	Vermilion Resources (Alberta)
●	Vermilion Slovakia Exploration s.r.o. (Slovakia)
●	Vermilion Zagreb Exploration d.o.o. (Croatia)

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Description of the Business

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion understands our stakeholders’ expectations that we deliver strong financial results in a responsible and ethical way. As a result, we align our strategic priorities in the following order:

●	the safety and health of our staff and those involved directly or indirectly in our operations;
●	our responsibility to protect the environment. We follow the Precautionary Principle introduced in 1992 by the United Nations “Rio Declaration on Environment and Development” by using environmental risk as part of our development decision criteria, and by continually seeking improved environmental performance in our operations; and
●	economic success through a focus on operational excellence across our business, which includes technical and process excellence, efficiency, expertise, stakeholder relations, and respectful and fair treatment of staff, contractors, partners and suppliers.

Vermilion has operations in two geographic regions: North America and International. Vermilion's business within these regions is managed at the country level through business units which form the basis of the Company's operating segments.

The following table summarizes production, sales, proved reserves, and proved plus probable reserves for each of Vermilion's business units as at and for the year ended December 31, 2024:

							Gross Proved
						Gross Proved	Plus Probable
	Production	Oil sales	NGL sales	Natural gas sales	Sales	Reserves	Reserves
Business Unit	(boe/d)	($ millions)	($ millions)	($ millions)	($ millions)	(mboe)(1)	(mboe)(1)
Canada	48,175	556,375	64,934	89,981	711,290	187,123	293,107
France	7,188	314,232	—	—	314,232	23,023	28,676
Netherlands	4,536	2,515	—	136,795	139,310	4,014	10,284
Germany	5,170	48,275	—	101,450	149,725	18,630	31,132
Ireland	9,683	—	—	311,325	311,325	12,777	19,700
Australia	3,446	182,847	—	—	182,847	7,878	11,417
United States	5,367	118,198	14,622	4,743	137,563	23,547	37,505
Central and Eastern Europe	978	37	—	35,078	35,115	2,131	3,287
Total	84,543	1,222,479	79,556	679,372	1,981,407	279,123	435,109
North America	53,542	674,573	79,556	94,724	848,853	210,670	330,612
International	31,001	547,906	—	584,648	1,132,554	68,453	104,496
(1)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion.

Canada Business Unit

Vermilion’s Canadian operations are primarily focused on the Deep Basin trend in the West Pembina region of West Central Alberta, in southeast Saskatchewan and Manitoba, and in the Mica property straddling the Alberta and British Columbia borders. In the Deep Basin, the Company targets condensate-rich natural gas and light oil across numerous stacked formations, while in southeast Saskatchewan and Manitoba the Company targets light oil in the Mississippian Midale, Frobisher/Alida and Ratcliffe formations. At Mica, the Company targets tight oil and shale gas in the Montney formation.

Vermilion holds an average 79% working interest in 713,833 (563,212 net) acres of developed land, and an average 80% working interest in 326,441 (262,320 net) acres of undeveloped land in Canada. Vermilion had 634 (480.8 net) producing conventional natural gas and shale gas wells and 2,032 (1,196.6 net) producing light and medium crude oil wells in Canada as at December 31, 2024.

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Vermilion has access to ample facilities and processing capacity across the major plays in its Canadian portfolio. In the Deep Basin, Vermilion's operations are concentrated in core areas where the Company owns and operates the large majority of associated key infrastructure including pipelines, compressor stations, oil batteries and gas plants, many of which have surplus capacity for future production. Furthermore, the Company is interconnected in several locations with third party midstream infrastructure that provides significant capacity for growth. In Saskatchewan, where operations are focused on light crude oil, Vermilion owns and operates an extensive network of pipelines and oil batteries that also have surplus capacity for future production. At Mica, the Company has infrastructure in place for current operations, with short-term growth plans currently underway and a long-term development plan in place targeting production of 28,000 boe/d. The Company's high degree of operating control and access to key infrastructure across our Canadian properties allows Vermilion to drive operating efficiencies in the field while supporting future growth opportunities.

Subsequent to December 31, 2024, the Company closed the acquisition of Westbrick Energy Ltd. (“Westbrick”), a privately held oil and gas company operating in the Deep Basin, that was announced in December 2024. The Westbrick acquisition adds approximately 1.1 million (770,000 net) acres of land and four operated gas plants with total capacity of 102 mmcf/d in the southeast portion of the Deep Basin trend in Alberta.

During 2024, Vermilion drilled or participated in 41 (40.2 net) crude oil and natural gas wells across our Canadian assets. In 2025, the Company plans to drill a total of 45 (41.2 net) wells in Canada, including six (6.0 net) Montney wells in BC, 28 (24.9 net) Deep Basin wells in Alberta, and 11 (10.3 net) wells in southeast Saskatchewan. In conjunction with the closing of the Westbrick acquisition, and as part of our broader asset high-grading initiative, Vermilion recently launched a formal sales process for its southeast Saskatchewan assets.

United States Business Unit

Vermilion entered the United States in 2014 through the acquisition of land and producing assets in the East Finn crude oil field in the Powder River Basin of northeastern Wyoming and expanded its position through acquisitions of mineral land and producing assets in the Hilight crude oil field, located approximately 40 miles northwest of the East Finn assets, in 2018 and 2021. In December 2023, the Company divested of non-core assets in East Finn. The Company's assets include 113,449 (84,896 net) acres of land in the Powder River basin, of which 45% is undeveloped. Vermilion had 172 (138.4 net) producing light and medium crude oil wells in the United States as at December 31, 2024. The majority of our working interest ownership in Wyoming is Company operated.

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During 2024, Vermilion participated in ten (0.8 net) non-operated wells. In 2025, Vermilion plans to drill four (4.0 net) wells in the United States. In conjunction with the closing of the Westbrick acquisition, and as part of our broader asset high-grading initiative, Vermilion recently launched a formal sales process for its United States assets.

France Business Unit

Vermilion entered France in 1997 and completed three additional acquisitions in subsequent years. Vermilion is the largest oil producer in the country with approximately two-thirds of the domestic market share. Vermilion's oil production in France is priced with reference to Dated Brent.

Vermilion's main producing areas in France are located in the Aquitaine Basin which is located southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. The two major fields in the Paris Basin area are Champotran and Chaunoy and the two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion operates several oil batteries in the country and, given the legacy nature of these assets, the throughput capability of these batteries exceeds any projected future requirements. Vermilion holds an average 96% working interest in 257,394 (248,142 net) acres of developed land. Vermilion had 293 (289.0 net) producing light and medium crude oil wells in France as at December 31, 2024.

In 2025, we intend to continue our ongoing program of workovers and well optimizations to maintain production by mitigating declines.

Netherlands Business Unit

Vermilion entered the Netherlands in 2004 and is the second largest onshore operator in the country. Vermilion's natural gas production in the Netherlands is priced off of the TTF index.

Vermilion's Netherlands assets consist of 26 onshore concessions (100% operated) and 16 offshore concessions (non-operated). Production consists primarily of natural gas with a small amount of associated NGLs. Vermilion’s total land position in the Netherlands covers 1,436,198 (743,951 net) acres at an average 52% working interest, of which 89% is undeveloped. Vermilion had 78 (32.8 net) producing conventional natural gas wells as at December 31, 2024.

In 2025, we plan to drill two (1.2 net) conventional natural gas wells in the Netherlands. In addition, capital will be allocated to a high-return infrastructure optimization project which is expected to drive operating cost savings while reducing production downtime and extending production capacity in the region. Vermilion expects that its inventory of potentially high-impact exploration and development opportunities in the Netherlands will maintain or moderately grow the Company's production base in the country.

Germany Business Unit

Vermilion entered Germany in 2014 through the acquisition of a 25% non-operated interest in natural gas producing assets. In December 2016, Vermilion completed an acquisition of crude oil and natural gas producing properties that provided Vermilion with its first operated position in the country. Vermilion holds a significant undeveloped land base in Germany as a result of an extensive farm-in agreement the Company entered into in 2015. In 2021, Vermilion completed two minor acquisitions, increasing the Company’s non-operated working interest in certain assets to 50%. Vermilion's natural gas production in Germany is priced off the Trading Hub Europe (THE) index, which is highly correlated to the TTF benchmark, and Vermilion's light and medium crude oil in Germany production is priced with reference to Dated Brent.

Vermilion’s producing assets in Germany consist of operated and non-operated interests in 11 natural gas fields and nine light and medium crude oil fields with extensive infrastructure in place. Vermilion had 67 (55.5 net) producing light and medium crude oil wells and 24 (13.4 net) producing conventional natural gas wells as at December 31, 2024.

Vermilion's land position in northwest Germany is comprised of 108,676 (55,964 net) developed acres and 1,456,573 (672,124 net) undeveloped acres. In addition, the Company holds a 50% equity interest in Hannoversche Erdölleitung GmbH, a joint venture company established in 1959 that collects and transports crude oil through a 185 km network of infrastructure from the Hannover region to rail loading facilities in Hannover.

During 2024, Vermilion drilled two (1.6 net) conventional natural gas wells as part of the Company's deep gas exploration and development program. In 2025, Vermilion plans to complete drilling operations on one (1.0 net) deep gas exploration conventional natural gas well that spud in October 2024. In addition, the Company plans to drill one (1.0 net) conventional natural gas well and three (3.0 net) light and medium crude oil wells.

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The first deep gas exploration well, Osterheide Z2-2 (1.0 net), tested at a rate of 17.3 mmcf/d(1) during an eight-hour flow period with flowing wellhead pressure of 4,600 psi in September 2024. The second deep gas exploration well, Wisselshorst Z1a (0.6 net), tested at a peak rate of 21.2 mmcf/d(2) with flowing wellhead pressure of 6,200 psi and a rate of 20.1mmcf/d(2) over a five-hour flow period with a flowing wellhead pressure 6,300 psi in December 2024. The positive results from the Company's first two wells of the deep gas exploration and development program have validated the technical work performed to date, and continue to provide valuable information in assessing the future potential on the approximate 700,000 net acres of undeveloped land we have in Germany.

(1) Osterheide Z2-2 well (100% working interest) tested at a rate of 17.3 mmcf/d during an eight-hour flow period with flowing wellhead pressure of 4,625 psi during initial well cleanup on an adjustable choke. The completion fluid was recovered during the clean-up flow period. A final shut-in wellhead pressure of 5,757 psi and bottom hole pressure of 7,235 psi were recorded following the well test. The tested zone is the Rotliegend Wustrow formation which was encountered at 5,757m measured depth ("MD") and a 42.0m gas column was logged with 13.8m of net reservoir and average effective porosity of 8.3%. Test results are not necessarily indicative of long-term performance or ultimate recovery.

(2) Wisselshorst Z1a well (64% working interest) was tested in December 2024. Flow rates, during the initial clean-up phase, of up to 21.2 mmcf/d with a flowing wellhead pressure of 6,150 psi on an adjustable choke were achieved. The completion fluid was recovered during the clean-up flow period. During the main flow period the well tested at a rate of 20.1mmcf/d over a five-hour flow period with a flowing wellhead pressure 6,250 psi on a 24/64” fixed choke.  A final shut-in pressure of 7,020 psi and a bottom hole pressure of 8,679 psi were recorded following the well test of this zone. The zone being tested is the Rotliegend Havel formation, which was encountered at 5,054m MD and a 124.4m gas column was logged with 50.8m of net reservoir and average effective porosity of 9.3%. Test results are not necessarily indicative of production performance or ultimate recovery.

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Ireland Business Unit

Vermilion has a 56.5% operated interest in the offshore Corrib natural gas field and related processing facilities located off the northwest coast of Ireland. Vermilion initially acquired an 18.5% non-operated interest in 2009. In 2018, Vermilion entered into a strategic partnership with the Canadian Pension Plan Investment Board ("CPPIB"), as a result of which Vermilion acquired an additional 1.5% working interest and assumed operatorship of Corrib. In 2023, Vermilion purchased all of the outstanding shares of Equinor Energy Ireland Limited ("EEIL") from Equinor ASA, adding an incremental 36.5% interest in the Corrib Natural Gas Project.

Corrib first began natural gas production in late December 2015. Production volumes reached full plant capacity of approximately 350 mmcf/d (gross) at the end of 2016. Production plateaued at this level until decline started at the beginning of 2018. The Corrib field constitutes 100% of Ireland's domestic natural gas production.

In 2024, the Corrib facility achieved strong run time, with a planned turnaround completed under budget and in fewer days than expected. The Company will continue to invest maintenance capital on the facility to optimize operational uptime.

Central and Eastern Europe ("CEE") Business Unit

Vermilion established its CEE business unit in 2014 with a head office in Budapest, Hungary. The CEE business unit is responsible for business development in the CEE, including managing the exploration and development opportunities associated with the Company's land holdings in Hungary, Slovakia and Croatia.

Vermilion's land position in the CEE consists of 387,747 (237,115 net) acres in Croatia, 310,638 (310,638 net) acres in Hungary and 97,960 (48,980 net) acres in Slovakia. Currently, 99% of Vermilion's land position in the CEE is undeveloped.

During 2024, Vermilion drilled three (1.8 net) conventional gas wells and one (0.6 net) light and medium crude oil well on the SA-7 block in Croatia. The Company also started up the gas plant on the SA-10 block in Croatia to facilitate production from two previously drilled conventional natural gas wells. In 2025, Vermilion plans to drill one (1.0 net) well on the SA-10 block in Croatia to keep the gas plant fully utilized, while also drilling two (1.0 net) exploration wells in Slovakia. The Company will continue to evaluate the successful discoveries on the SA-7 block in Croatia to determine the ultimate development potential.

Australia Business Unit

Vermilion holds a 100% operated working interest in the Wandoo offshore crude oil field and related production facilities, located on Western Australia's northwest shelf. Vermilion acquired its interest over two acquisitions completed in 2005 and 2007. Production is sourced from 23 producing well-bores including five dual laterals that are tied into two platforms, Wandoo 'A' and Wandoo 'B'. Wandoo 'B' is permanently manned, houses the required production facilities and incorporates 400,000 bbls of crude oil storage within the platform's concrete gravity structure. The Wandoo 'B' facilities are capable of processing 208,000 bbl/d of total fluid to separate crude oil from produced water. Vermilion's land position in the Wandoo field is comprised of 59,552 acres (gross and net).

In 2024, Vermilion did not drill any wells, and the Company does not expect to drill additional Australian wells in 2025. The Company intends to manage its Australian production and related capital investment programs to achieve corporate targets while meeting long-term supply requirements of our customers.

Vermilion Energy Inc. ■ Page 12 ■ 2024 Annual Information Form

General Development of the Business

Three Year History

The following describes the development of Vermilion's business over the last three completed financial years.

2022

Vermilion achieved annual production of 85,187 boe/d on total E&D capital expenditures of $552 million. During the second quarter of 2022, the Company acquired all of the issued and outstanding securities of Leucrotta Exploration Inc. ("Leucrotta") for total consideration of $500 million. The primary asset acquired pursuant to the Leucrotta acquisition was the Mica property, comprised of 81,000 gross (77,000 net) contiguous acres of Montney mineral rights in the Peace River Arch straddling the Alberta and British Columbia borders. At the time of the Leucrotta acquisition, we conservatively identified 275 multi-zone, extended reach, drilling prospects, representing an expected two decades or more of low-risk, self-funding, high-deliverability drilling inventory with strong rates of return.

In March 2022, Vermilion reinstated a quarterly dividend of $0.06 per share, which was subsequently increased to $0.08 per common share in August 2022. In July 2022, Vermilion received Toronto Stock Exchange (“TSX”) approval for the NCIB, allowing the Company to purchase up to 16,076,666 common shares, representing approximately 10% of its public float as at June 22, 2022, over a twelve month period commencing on July 6, 2022. In 2022, Vermilion declared $46 million in dividends and repurchased 2.3 million common shares pursuant to the NCIB for a total of $72 million.

In April 2022, Vermilion issued US$400 million aggregate principal amount of eight-year senior unsecured notes bearing interest at a rate of 6.875% per annum (the “2030 Notes”), extended the maturity date of the Company's revolving credit facility (the "Revolving Credit Facility") to May 29, 2026 (from May 31, 2024), and reduced the total facility amount to Vermilion's targeted level of $1.6 billion (from $2.1 billion).

2023

Vermilion achieved annual production of 83,994 boe/d on total E&D capital expenditures of $590 million. On March 31, 2023, Vermilion completed the purchase of all of the outstanding shares of EEIL from Equinor ASA for $192 million, net of cash and working capital deficit acquired. The acquisition added an incremental 36.5% interest in the Corrib Natural Gas Project, increasing Vermilion's operated interest to 56.5%, and making Vermilion the largest provider of domestic natural gas in Ireland.

In January 2023, Vermilion increased the quarterly dividend to $0.10 per common share, effective with the Q1 2023 dividend payable in April 2023. In July 2023, Vermilion received TSX approval for renewal of the Company's NCIB, allowing the Company to purchase up to 16,308,587 common shares, representing approximately 10% of its public float as at June 28, 2023, over a twelve month period commencing on July 12, 2023. In total in 2023, Vermilion declared $65 million in dividends and repurchased 5.4 million common shares pursuant to the NCIB for a total of $96 million.

In March 2023, Vermilion closed the sale of non-core assets in southeast Saskatchewan for net proceeds of $182 million. The assets were comprised of approximately 5,500 boe/d of non - core light oil production spread across the greater Arcola and Queensdale areas of southeast Saskatchewan. The divestment was part of our strategy to re-position Vermilion for long term success by high-grading our North American inventory, reducing unit cost and accelerating the timeline of achieving our debt reduction targets.

In May 2023, the Company's operations in West Central Alberta were impacted by forest fires. In response, the Company temporarily shut-in approximately 30,000 boe/d of production while we assessed the risk to our operations. Once the immediate risk from the forest fires had eased, we inspected all of our key assets and confirmed that there was no major damage to our facilities or well sites, which allowed remaining production to be brought back online as soon as it was safe to do so.

In September 2023, the Company successfully completed the remaining inspection and repair work on our Wandoo facility and restarted production on the Wandoo platform in Australia following extended maintenance downtime.

2024

Vermilion achieved annual production of 84,543 boe/d on total E&D capital expenditures of $623 million. Included in E&D capital expenditures were several early stage investments that will contribute to future production growth, including successful exploration programs in Germany and Croatia.

In December 2023, Vermilion increased the quarterly dividend to $0.12 per common share, effective with the Q1 2024 dividend payable in April 2024. In March 2024, the Company announced an increase to its return of capital target to 50% of excess free cash flow on a full-year basis for 2024, from 30% of excess free cash flow previously, with a corresponding increase in share buybacks commencing immediately.

Vermilion Energy Inc. ■ Page 13 ■ 2024 Annual Information Form

In July 2024, Vermilion received TSX approval for renewal of the NCIB, allowing the Company to purchase up to 15,689,839 common shares, representing approximately 10% of its public float as at June 28, 2024, over a twelve month period commencing on July 12, 2024. In total in 2024, Vermilion declared $75 million in dividends and repurchased 9.3 million shares pursuant to the NCIB for a total of $140 million.

In December 2024, the Company announced the strategic acquisition of Westbrick for total consideration of $1.075 billion. The Westbrick acquisition adds 50,000 boe/d of stable production, and enhances depth and quality of Vermilion’s Deep Basin inventory, adding approximately 1.1 million (770,000 net) acres of land and over 700 drilling locations. The Westbrick acquisition also includes four operated gas plants with total capacity of 102 mmcf/d, and provides significant operational and financial synergies given the contiguous and complementary asset base. In conjunction with the Westbrick acquisition, Vermilion announced a revised return of capital target of 40% of excess free cash flow until net debt reaches an appropriate level, at which time the payout will be increased back to 50%. The absolute amount of capital returned to Shareholders at the revised target is expected to be equivalent to our base business with a 50% return of capital target. Over the long-term, the Westbrick acquisition is expected to increase the amount of capital available for Shareholder returns. In connection with the acquisition, Vermilion entered into a new fully underwritten $250 million term loan (the “Term Loan”) maturing May 2028 through a debt commitment letter with TD Securities Inc. (acting as underwriter) and a new fully underwritten US$300 million bridge facility (the “Bridge Facility”) through a debt commitment letter with Royal Bank of Canada and TD Securities Inc. Availability of the Term Loan was contingent on closing of the Westbrick acquisition.

In July 2024, Vermilion released its 2024 Sustainability Report. Vermilion’s reporting aligned with the Task Force on Climate-related Financial Disclosure relating to Governance (located in our management proxy circular for our annual meeting of Shareholders), and relating to Strategy, Risk Management, and Metrics and Targets (located in the Annual MD&A). This information is also located in the TCFD Report section of our 2024 Sustainability Report, available online at www.vermilionenergy.com/sustainability.

Recent Developments

On January 28, 2025, Vermilion announced an increase of the Term Loan from $250 million to $450 million.

On February 11, 2025, Vermilion announced the closing of a private offering of US$400 million aggregate principal amount of eight-year senior unsecured notes (the “2033 Notes”). The 2033 Notes mature on February 15, 2033 and have a fixed coupon of 7.250% per annum. In connection with the closing of the 2033 Notes, the Bridge Facility was expired undrawn.

The Westbrick acquisition closed on February 26, 2025 and was funded through cash on hand, Vermilion's new $450 million Term Loan, and Vermilion's undrawn $1.35 billion revolving credit facility.

Vermilion Energy Inc. ■ Page 14 ■ 2024 Annual Information Form

Outlook

In December 2024, Vermilion announced an E&D capital expenditure budget for 2025 of $600 to $625 million, with corresponding production guidance of 84,000 to 88,000 boe/d. In conjunction with the 2025 budget release, the Company also announced its plan to increase the quarterly dividend by 8% to $0.13 per common share in Q1 2025. Following the close of the Westbrick acquisition on February 26, 2025, the Company provided an updated 2025 capital expenditure budget and corresponding production guidance, with E&D capital expenditures of $730 to $760 million and production of 125,000 to 130,000 boe/d.

Vermilion will target a return of capital payout of 40% of excess free cash flow until net debt reaches an appropriate level, at which time we will expect to increase the payout back to 50%. The Company intends to fund its return of capital and E&D capital expenditures from internally generated cash flow from operating activities.

Vermilion expects to pay the principal and remaining interest outstanding on the senior unsecured notes issued on March 13, 2017 with a maturity date of March 15, 2025 and a fixed coupon of 5.625% per annum via existing and new financing in conjunction with the Westbrick acquisition.

Vermilion Energy Inc. ■ Page 15 ■ 2024 Annual Information Form

Statement of Reserves Data and Other Oil and Gas Information

Reserves and future net revenue

The following is a summary of the crude oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by McDaniel & Associates in the McDaniel & Associates report dated March 4, 2025 with an effective date of December 31, 2024. Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Reserves and other oil and gas information contained in this section is effective December 31, 2024 unless otherwise stated.

All evaluations of future net revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations. Future net revenues estimated by the McDaniel & Associates Report do not represent the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the McDaniel & Associates Report. There is no assurance that the future price and cost assumptions used in the McDaniel & Associates Report will prove accurate and variances could be material.

Reserves are established using deterministic methodology. Total proved reserves target at least a 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total proved plus probable reserves target at least a 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Appendices "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and product type using forecast prices and costs. For Canada, the tables following include Alberta Gas Cost Allowance.

Vermilion Energy Inc. ■ Page 16 ■ 2024 Annual Information Form

The following tables may not total due to rounding.

Oil and gas reserves - Gross and net interest (2), based on forecast prices and costs (1)

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	6,804	6,804	—	—	—	—	—	—
Canada	29,009	25,744	18	15	2,892	2,142	229,668	213,961
CEE	—	—	—	—	—	—	5,559	4,490
France	19,748	17,079	—	—	—	—	—	—
Germany	4,350	4,255	—	—	—	—	35,483	33,581
Ireland	—	—	—	—	—	—	76,614	76,614
Netherlands	—	—	—	—	—	—	18,175	17,920
United States	4,865	4,004	—	—	—	—	15,664	12,948
Total Proved Developed Producing	64,777	57,885	18	15	2,892	2,142	381,162	359,514
North America	33,874	29,748	18	15	2,892	2,142	245,332	226,909
International	30,902	28,137	—	—	—	—	135,830	132,605

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	6,804	6,804
Canada	81,824	73,928	833	773	20,632	17,596	104,605	93,607
CEE	—	—	—	—	—	—	926	748
France	—	—	—	—	—	—	19,748	17,079
Germany	—	—	—	—	—	—	10,264	9,851
Ireland	—	—	—	—	8	8	12,777	12,777
Netherlands	—	—	—	—	52	51	3,081	3,038
United States	—	—	—	—	2,295	1,897	9,770	8,059
Total Proved Developed Producing	81,824	73,928	833	773	22,987	19,551	167,976	151,963
North America	81,824	73,928	833	773	22,927	19,492	114,376	101,666
International	—	—	—	—	60	59	53,600	50,297

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	1,587	1,409	—	—	20	19	9,544	8,598
CEE	—	—	—	—	—	—	—	—
France	758	645	—	—	—	—	—	—
Germany	1,233	1,212	—	—	—	—	18,681	16,878
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	5,499	5,499
United States	—	—	—	—	—	—	—	—
Total Proved Developed Non-Producing	3,578	3,266	—	—	20	19	33,724	30,976
North America	1,587	1,409	—	—	20	19	9,544	8,598
International	1,991	1,857	—	—	—	—	24,180	22,378

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	2,727	2,563	884	832	986	874	4,785	4,301
CEE	—	—	—	—	—	—	—	—
France	—	—	—	—	—	—	758	645
Germany	—	—	—	—	—	—	4,346	4,026
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	16	16	933	933
United States	—	—	—	—	—	—	—	—
Total Proved Developed Non-Producing	2,727	2,563	884	832	1,002	891	10,822	9,905
North America	2,727	2,563	884	832	986	874	4,785	4,301
International	—	—	—	—	16	16	6,037	5,603

Vermilion Energy Inc. ■ Page 17 ■ 2024 Annual Information Form

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	1,074	1,074	—	—	—	—	—	—
Canada	16,562	13,435	83	69	6,485	5,319	82,200	75,824
CEE	210	164	—	—	—	—	5,968	4,269
France	2,517	2,141	—	—	—	—	—	—
Germany	1,375	1,368	—	—	—	—	15,863	13,940
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	—	—
United States	9,930	8,118	—	—	—	—	12,283	10,018
Total Proved Undeveloped	31,669	26,300	83	69	6,485	5,319	116,315	104,052
North America	26,492	21,553	83	69	6,485	5,319	94,484	85,843
International	5,177	4,747	—	—	—	—	21,831	18,209

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	1,074	1,074
Canada	158,456	143,174	—	—	14,493	12,627	77,733	67,950
CEE	—	—	—	—	—	—	1,205	876
France	—	—	—	—	—	—	2,517	2,141
Germany	—	—	—	—	—	—	4,019	3,691
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	—	—
United States	—	—	—	—	1,799	1,468	13,777	11,255
Total Proved Undeveloped	158,456	143,174	—	—	16,293	14,095	100,324	86,987
North America	158,456	143,174	—	—	16,293	14,095	91,509	79,205
International	—	—	—	—	—	—	8,815	7,782

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	7,878	7,878	—	—	—	—	—	—
Canada	47,159	40,588	101	84	9,396	7,480	321,413	298,383
CEE	210	164	—	—	—	—	11,527	8,759
France	23,023	19,865	—	—	—	—	—	—
Germany	6,959	6,835	—	—	—	—	70,027	64,400
Ireland	—	—	—	—	—	—	76,614	76,614
Netherlands	—	—	—	—	—	—	23,674	23,419
United States	14,795	12,122	—	—	—	—	27,947	22,966
Total Proved	100,023	87,452	101	84	9,396	7,480	531,202	494,541
North America	61,954	52,710	101	84	9,396	7,480	349,360	321,349
International	38,070	34,742	—	—	—	—	181,842	173,192

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	7,878	7,878
Canada	243,007	219,665	1,717	1,605	36,112	31,098	187,123	165,858
CEE	—	—	—	—	—	—	2,131	1,624
France	—	—	—	—	—	—	23,023	19,865
Germany	—	—	—	—	—	—	18,630	17,568
Ireland	—	—	—	—	8	8	12,777	12,777
Netherlands	—	—	—	—	68	67	4,014	3,971
United States	—	—	—	—	4,094	3,365	23,547	19,314
Total Proved	243,007	219,665	1,717	1,605	40,282	34,537	279,123	248,855
North America	243,007	219,665	1,717	1,605	40,206	34,462	210,670	185,172
International	—	—	—	—	76	75	68,453	63,682

Vermilion Energy Inc. ■ Page 18 ■ 2024 Annual Information Form

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	3,539	3,539	—	—	—	—	—	—
Canada	16,145	13,889	95	79	7,760	5,935	161,604	146,645
CEE	192	128	—	—	—	—	5,789	3,384
France	5,653	4,855	—	—	—	—	—	—
Germany	3,630	3,580	—	—	—	—	53,231	48,602
Ireland	—	—	—	—	—	—	41,513	41,513
Netherlands	—	—	—	—	—	—	36,967	33,580
United States	8,830	7,244	—	—	—	—	16,376	13,449
Total Probable	37,988	33,236	95	79	7,760	5,935	315,480	287,173
North America	24,975	21,133	95	79	7,760	5,935	177,980	160,094
International	13,014	12,103	—	—	—	—	137,500	127,079

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	3,539	3,539
Canada	194,586	171,211	759	713	22,493	18,598	105,984	91,595
CEE	—	—	—	—	—	—	1,156	692
France	—	—	—	—	—	—	5,653	4,855
Germany	—	—	—	—	—	—	12,502	11,681
Ireland	—	—	—	—	4	4	6,923	6,923
Netherlands	—	—	—	—	109	99	6,270	5,695
United States	—	—	—	—	2,399	1,970	13,959	11,456
Total Probable	194,586	171,211	759	713	25,006	20,671	155,986	136,437
North America	194,586	171,211	759	713	24,892	20,568	119,942	103,051
International	—	—	—	—	113	103	36,043	33,385

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	11,417	11,417	—	—	—	—	—	—
Canada	63,303	54,477	195	163	17,155	13,414	483,017	445,028
CEE	402	293	—	—	—	—	17,315	12,143
France	28,676	24,719	—	—	—	—	—	—
Germany	10,589	10,415	—	—	—	—	123,258	113,001
Ireland	—	—	—	—	—	—	118,127	118,127
Netherlands	—	—	—	—	—	—	60,642	56,999
United States	23,625	19,366	—	—	—	—	44,323	36,415
Total Proved Plus Probable	138,012	120,688	195	163	17,155	13,414	846,682	781,714
North America	86,928	73,843	195	163	17,155	13,414	527,340	481,443
International	51,083	46,844	—	—	—	—	319,342	300,271

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	11,417	11,417
Canada	437,593	390,876	2,476	2,318	58,605	49,695	293,107	257,453
CEE	—	—	—	—	—	—	3,287	2,317
France	—	—	—	—	—	—	28,676	24,719
Germany	—	—	—	—	—	—	31,132	29,249
Ireland	—	—	—	—	12	12	19,700	19,700
Netherlands	—	—	—	—	177	166	10,284	9,666
United States	—	—	—	—	6,493	5,335	37,505	30,770
Total Proved Plus Probable	437,593	390,876	2,476	2,318	65,288	55,208	435,109	385,291
North America	437,593	390,876	2,476	2,318	65,099	55,030	330,612	288,223
International	—	—	—	—	189	178	104,496	97,068

Vermilion Energy Inc. ■ Page 19 ■ 2024 Annual Information Form

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(3)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(4)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(5)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(6)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(7)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(8)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Vermilion Energy Inc. ■ Page 20 ■ 2024 Annual Information Form

Net present value of future net revenue - Based on forecast prices and costs (1)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (4) (5)
Australia	54,149	135,689	169,337	180,620	181,431	79,806	120,988	135,637	138,291	135,622
Canada	1,938,336	1,491,983	1,220,604	1,040,390	911,826	1,938,336	1,491,983	1,220,604	1,040,390	911,826
CEE	58,562	55,929	53,401	51,083	48,990	58,562	55,929	53,401	51,083	48,990
France	10,078	351,344	388,378	364,694	331,968	9,197	350,875	388,119	364,547	331,882
Germany	151,088	261,953	266,440	250,527	232,274	145,511	256,515	261,132	245,341	227,201
Ireland	625,574	625,074	603,055	573,201	541,784	625,574	625,074	603,055	573,201	541,784
Netherlands	(229,929)	(51,983)	23,061	57,173	73,350	(229,929)	(51,983)	23,061	57,173	73,350
United States	217,918	181,315	152,507	131,699	116,428	217,918	181,315	152,507	131,699	116,428
Total Proved Developed Producing	2,825,775	3,051,304	2,876,783	2,649,388	2,438,050	2,844,975	3,030,695	2,837,517	2,601,725	2,387,082
North America	2,156,254	1,673,298	1,373,111	1,172,089	1,028,254	2,156,254	1,673,298	1,373,111	1,172,089	1,028,254
International	669,522	1,378,006	1,503,672	1,477,299	1,409,796	688,721	1,357,397	1,464,406	1,429,636	1,358,829
Proved Developed Non-Producing (2) (4) (6)
Australia	—	—	—	—	—	—	—	—	—	—
Canada	115,859	83,792	65,414	53,548	45,303	115,859	83,792	65,414	53,548	45,303
CEE	—	—	—	—	—	—	—	—	—	—
France	23,232	20,737	17,648	14,825	12,445	22,625	20,399	17,451	14,704	12,367
Germany	112,190	142,207	125,138	110,129	98,413	86,231	118,122	102,654	89,026	78,512
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	33,136	32,404	30,182	27,548	24,949	28,046	27,441	25,338	22,814	20,320
United States	—	—	—	—	—	—	—	—	—	—
Total Proved Developed Non-Producing	284,418	279,140	238,383	206,050	181,110	252,762	249,754	210,857	180,092	156,501
North America	115,859	83,792	65,414	53,548	45,303	115,859	83,792	65,414	53,548	45,303
International	168,559	195,348	172,968	152,502	135,807	136,902	165,962	145,443	126,545	111,199
Proved Undeveloped (2) (7)
Australia	87,130	70,917	58,273	48,290	40,315	52,278	42,558	34,963	28,958	24,155
Canada	1,087,024	475,087	216,436	80,648	238	1,078,591	474,096	216,307	80,630	236
CEE	43,316	34,635	28,086	23,074	19,178	40,706	32,114	25,645	20,707	16,880
France	86,647	64,708	47,984	35,528	26,259	62,779	44,894	31,173	21,019	13,565
Germany	210,790	167,990	125,040	93,002	69,239	151,340	118,704	83,479	57,432	38,399
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	—	—	—	—
United States	259,658	142,904	78,019	39,215	14,589	259,658	142,904	78,019	39,215	14,589
Total Proved Undeveloped	1,774,566	956,242	553,838	319,756	169,818	1,645,352	855,271	469,586	247,960	107,824
North America	1,346,682	617,991	294,455	119,863	14,827	1,338,249	617,001	294,326	119,844	14,824
International	427,884	338,251	259,383	199,893	154,991	307,103	238,270	175,260	128,116	92,999
Proved (2)
Australia	141,279	206,607	227,610	228,910	221,746	132,085	163,545	170,600	167,249	159,778
Canada	3,141,219	2,050,862	1,502,455	1,174,586	957,367	3,132,787	2,049,872	1,502,325	1,174,567	957,364
CEE	101,878	90,564	81,487	74,156	68,168	99,268	88,043	79,046	71,790	65,870
France	119,958	436,790	454,010	415,048	370,672	94,601	416,169	436,743	400,270	357,814
Germany	474,068	572,149	516,618	453,658	399,925	383,082	493,341	447,266	391,799	344,112
Ireland	625,574	625,074	603,055	573,201	541,784	625,574	625,074	603,055	573,201	541,784
Netherlands	(196,793)	(19,579)	53,242	84,721	98,299	(201,883)	(24,542)	48,398	79,988	93,669
United States	477,576	324,219	230,526	170,913	131,017	477,576	324,219	230,526	170,913	131,017
Total Proved	4,884,759	4,286,686	3,669,004	3,175,194	2,788,977	4,743,089	4,135,720	3,517,960	3,029,778	2,651,407
North America	3,618,795	2,375,081	1,732,981	1,345,499	1,088,384	3,610,362	2,374,091	1,732,852	1,345,481	1,088,381
International	1,265,965	1,911,605	1,936,023	1,829,695	1,700,594	1,132,726	1,761,630	1,785,108	1,684,297	1,563,026

Vermilion Energy Inc. ■ Page 21 ■ 2024 Annual Information Form

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Probable (3)
Australia	207,714	180,611	150,803	124,915	103,948	123,147	107,376	89,481	73,879	61,270
Canada	2,331,637	1,307,132	855,659	611,472	462,607	1,760,956	1,048,775	717,462	530,011	411,478
CEE	51,214	41,668	34,699	29,503	25,542	44,313	35,553	29,209	24,520	20,977
France	331,224	226,736	160,919	118,164	89,504	244,938	164,297	113,600	80,911	59,244
Germany	774,225	524,117	368,252	270,937	207,154	546,591	363,602	247,307	175,585	129,410
Ireland	377,074	294,388	222,653	168,307	128,873	377,074	294,388	222,653	168,307	128,873
Netherlands	271,107	215,213	170,360	135,735	109,212	184,519	141,622	106,710	79,834	59,456
United States	481,124	283,902	187,511	133,967	101,148	471,141	278,835	184,720	132,334	100,147
Total Probable	4,825,320	3,073,767	2,150,856	1,593,000	1,227,990	3,752,680	2,434,448	1,711,142	1,265,382	970,856
North America	2,812,761	1,591,034	1,043,169	745,440	563,756	2,232,097	1,327,610	902,182	662,345	511,625
International	2,012,558	1,482,732	1,107,687	847,560	664,235	1,520,582	1,106,838	808,960	603,036	459,231
Proved Plus Probable (2) (3)
Australia	348,993	387,217	378,413	353,825	325,694	255,232	270,921	260,081	241,128	221,048
Canada	5,472,856	3,357,994	2,358,113	1,786,058	1,419,974	4,893,743	3,098,646	2,219,787	1,704,578	1,368,842
CEE	153,092	132,232	116,186	103,659	93,710	143,581	123,595	108,256	96,310	86,847
France	451,183	663,526	614,929	533,211	460,177	339,539	580,465	550,343	481,182	417,058
Germany	1,248,294	1,096,266	884,871	724,595	607,079	929,673	856,944	694,573	567,384	473,522
Ireland	1,002,648	919,462	825,708	741,508	670,657	1,002,648	919,462	825,708	741,508	670,657
Netherlands	74,314	195,633	223,603	220,456	207,511	(17,364)	117,080	155,108	159,822	153,125
United States	958,700	608,121	418,037	304,881	232,165	948,717	603,054	415,246	303,248	231,164
Total Proved Plus Probable	9,710,079	7,360,452	5,819,860	4,768,193	4,016,968	8,495,768	6,570,168	5,229,102	4,295,159	3,622,263
North America	6,431,556	3,966,115	2,776,150	2,090,939	1,652,139	5,842,460	3,701,700	2,635,033	2,007,826	1,600,006
International	3,278,523	3,394,337	3,043,710	2,677,255	2,364,828	2,653,309	2,868,467	2,594,069	2,287,333	2,022,257

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Vermilion Energy Inc. ■ Page 22 ■ 2024 Annual Information Form

Total future net revenue (undiscounted) - Based on forecast prices and costs (1)

					Abandonment	Future Net		Future Net
				Capital	and	Revenue		Revenue
			Operating	Development	Reclamation	Before Future	Future	After Future
($M)	Revenue	Royalties	Costs (5)	Costs	Costs (6)	Income Taxes	Income Taxes (4)	Income Taxes
Proved (2)
Australia	994,469	—	579,446	39,082	234,662	141,279	9,194	132,085
Canada	10,345,968	1,631,295	3,955,388	1,150,722	467,345	3,141,219	8,432	3,132,787
CEE	195,600	45,909	22,415	20,948	4,450	101,878	2,610	99,268
France	2,414,301	329,763	1,078,241	93,044	793,295	119,958	25,357	94,601
Germany	1,730,593	110,691	669,233	100,314	376,287	474,068	90,986	383,082
Ireland	1,183,784	—	311,805	31,131	215,274	625,574	—	625,574
Netherlands	370,212	4,049	178,538	8,029	376,388	(196,793)	5,090	(201,883)
United States	1,888,293	532,433	449,048	385,710	43,526	477,576	—	477,576
Total Proved	19,123,220	2,654,140	7,244,115	1,828,979	2,511,227	4,884,759	141,671	4,743,089
North America	12,234,262	2,163,728	4,404,436	1,536,432	510,871	3,618,795	8,432	3,610,362
International	6,888,958	490,412	2,839,678	292,547	2,000,356	1,265,965	133,238	1,132,726
Proved Plus Probable (2) (3)
Australia	1,463,148	—	790,199	78,165	245,791	348,993	93,762	255,232
Canada	15,930,982	2,576,082	5,748,685	1,630,144	503,215	5,472,856	579,113	4,893,743
CEE	301,976	88,123	30,966	25,068	4,727	153,092	9,511	143,581
France	3,029,015	416,073	1,219,982	142,508	799,269	451,183	111,643	339,539
Germany	2,997,897	198,751	1,005,796	132,112	412,944	1,248,294	318,620	929,673
Ireland	1,820,692	—	547,382	31,131	239,532	1,002,648	—	1,002,648
Netherlands	959,534	55,916	356,161	83,977	389,166	74,314	91,678	(17,364)
United States	3,104,106	874,560	676,972	545,247	48,627	958,700	9,983	948,717
Total Proved Plus Probable	29,607,350	4,209,505	10,376,143	2,668,352	2,643,271	9,710,079	1,214,311	8,495,768
North America	19,035,088	3,450,642	6,425,657	2,175,391	551,842	6,431,556	589,097	5,842,460
International	10,572,262	758,863	3,950,486	492,961	2,091,429	3,278,523	625,214	2,653,309

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Future Income Taxes" are calculated using future net revenue before income taxes as shown, after incorporating Vermilion's existing tax pools, corporate charge-outs, and related expenditures. This calculation applies the year-end statutory rate, taking into account future tax rates already legislated.
(5)	Capital Development Costs include the costs for the drilling, completion, and tie-in of wells, the construction of production and processing facilities, major facilities projects and well workovers. For the purposes of determining Future Net Revenue, costs related to the replacement of certain downhole and facilities equipment as well as facility turnarounds are included in Operating Costs.
(6)	Abandonment and Reclamation Costs include all entities with associated reserves included in the McDaniel & Associates Report. Further information on Abandonment and reclamation costs can be found in the Annual MD&A on our website at www.vermilionenergy.com, www.sedarplus.ca, or www.sec.gov.

Vermilion Energy Inc. ■ Page 23 ■ 2024 Annual Information Form

Future net revenue by product type - Based on forecast prices and costs (1)

	Future Net Revenue
	Before Income Taxes (2)
	(Discounted at 10% Per Year)	Unit Value ($/mcf or
	($M)	$/boe)
Proved Developed Producing
Light Crude Oil & Medium Crude Oil (3)	1,334,037	23.19
Heavy Oil (3)	582	39.34
Tight Oil (3)	141,049	71.12
Conventional Natural Gas (4)	1,386,391	4.29
Shale Gas	16,264	2.32
Coal Bed Methane	(1,539)	(1.99)
Total Proved Developed Producing	2,876,783
Proved Developed Non-Producing
Light Crude Oil & Medium Crude Oil (3)	84,082	25.74
Heavy Oil (3)	—	—
Tight Oil (3)	4,150	220.74
Conventional Natural Gas (4)	147,542	5.18
Shale Gas	2,107	1.68
Coal Bed Methane	502	0.60
Total Proved Developed Non-Producing	238,383
Proved Undeveloped
Light Crude Oil & Medium Crude Oil (3)	308,705	11.74
Heavy Oil (3)	1,105	16.04
Tight Oil (3)	69,971	15.03
Conventional Natural Gas (4)	171,013	2.00
Shale Gas	3,093	0.17
Coal Bed Methane	(48)	—
Total Proved Undeveloped	553,838
Proved
Light Crude Oil & Medium Crude Oil (3)	1,726,823	19.83
Heavy Oil (3)	1,688	20.16
Tight Oil (3)	215,169	32.32
Conventional Natural Gas (4)	1,704,945	3.90
Shale Gas	21,464	0.80
Coal Bed Methane	(1,085)	(0.68)
Total Proved	3,669,004
Probable
Light Crude Oil & Medium Crude Oil (3)	883,995	26.66
Heavy Oil (3)	2,112	26.63
Tight Oil (3)	311,979	60.46
Conventional Natural Gas (4)	927,171	3.56
Shale Gas	25,069	1.15
Coal Bed Methane	531	0.74
Total Probable	2,150,856
Proved Plus Probable
Light Crude Oil & Medium Crude Oil (3)	2,610,818	21.71
Heavy Oil (3)	3,800	23.31
Tight Oil (3)	527,149	44.61
Conventional Natural Gas (4)	2,632,116	3.77
Shale Gas	46,533	0.96
Coal Bed Methane	(555)	(0.24)
Total Proved Plus Probable	5,819,860

Vermilion Energy Inc. ■ Page 24 ■ 2024 Annual Information Form

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	Other Company revenue and costs not related to a specific product type have been allocated proportionately to the specified product types. Unit values are based on Company net reserves. Net present value of reserves categories are an approximation based on major products.
(3)	Including solution gas and other by-products.
(4)	Including by-products but excluding solution gas.

Vermilion Energy Inc. ■ Page 25 ■ 2024 Annual Information Form

Forecast prices used in estimates (1)(2)

	Light Crude Oil & Medium				Conventional Natural Gas
	Crude Oil			Crude Oil	Canada	Europe	Natural Gas Liquids				Inflation Rate	Exchange Rate
	WTI	Edmonton	Cromer	Brent Blend		UK National
	Cushing	Par Price	Light	FOB	AECO	Balancing	Edmonton	Edmonton	Edmonton
	Oklahoma	40˚ API	35˚ API	North Sea	Gas Price	Point	Ethane	Propane	Butane	Edmonton C5+
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/bbl)	($Cdn/mmbtu)	($US/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	Percent Per Year	USD/CAD	CAD/EUR
2024	76.55	97.50	93.20	80.50	1.45	10.65	8.70	30.50	48.50	99.80	2.40%	0.73	1.48
Forecast
2025	71.58	94.79	91.15	75.58	2.36	12.67	7.54	33.56	51.15	100.14	—%	0.71	1.54
2026	74.48	97.04	93.35	78.51	3.33	11.08	10.76	32.78	49.99	100.72	2.00%	0.73	1.52
2027	75.81	97.37	93.62	79.89	3.48	10.80	11.32	32.81	50.16	100.24	2.00%	0.74	1.50
2028	77.66	99.80	95.96	81.82	3.69	11.13	12.02	33.63	51.41	102.73	2.00%	0.74	1.51
2029	79.22	101.79	97.88	83.46	3.76	11.35	12.26	34.30	52.44	104.79	2.00%	0.74	1.52
2030	80.80	103.83	99.83	85.13	3.83	11.58	12.51	34.99	53.49	106.86	2.00%	0.74	1.52
2031	82.42	105.91	101.83	86.84	3.91	11.81	12.77	35.69	54.56	109.01	2.00%	0.74	1.52
2032	84.06	108.03	103.87	88.57	3.99	12.05	13.03	36.40	55.65	111.19	2.00%	0.74	1.52
2033	85.74	110.19	105.95	90.31	4.07	12.28	13.30	37.13	56.76	113.42	2.00%	0.74	1.52
2034	87.46	112.39	108.06	92.09	4.15	12.53	13.57	37.87	57.90	115.69	2.00%	0.74	1.52
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.74	1.52

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. The pricing assumptions above are the January 2025 3 Consultants' Average pricing which were provided by McDaniel & Associates, an independent qualified reserves evaluator appointed pursuant to NI 51-101. The consultants price forecasts being averaged are McDaniel & Associates, Sproule and GLJ Ltd., all independent qualified reserves evaluators.
(2)	For light crude oil and medium crude oil, the pricing assumptions used are WTI, Edmonton Par Price, Cromer Medium, and Brent Blend. For conventional natural gas in Canada, the pricing assumptions used are AECO and for conventional natural gas in Europe, the pricing assumptions used are National Balancing Point.

For 2024, average realized prices before hedging were:

	Crude oil	NGLs	Natural gas
Country	($/bbl)	($/bbl)	($/mcf)
Australia	128.92	—	—
Canada	95.75	29.06	1.56
CEE	58.18	—	16.36
France	110.89	—	—
Germany	103.86	—	13.13
Ireland	—	—	14.64
Netherlands	92.06	—	13.96
United States	101.32	40.18	1.82

Vermilion Energy Inc. ■ Page 26 ■ 2024 Annual Information Form

Reconciliations of changes in reserves

The following tables set forth a reconciliation of the changes by product type (light crude oil and medium crude oil, heavy crude oil, tight oil, conventional natural gas, coal bed methane, shale gas and NGLs) in Vermilion's gross reserves as at December 31, 2024 compared to such reserves as at December 31, 2023 based on the forecast price and costs.

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs (3)

Australia	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	7,563	4,358	11,921	7,563	4,358	11,921	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	1,074	(1,074)	—	1,074	(1,074)	—	—	—	—	—	—	—
Technical Revisions(6)	503	255	758	503	255	758	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1,261)	—	(1,261)	(1,261)	—	(1,261)	—	—	—	—	—	—
At December 31, 2024	7,878	3,539	11,417	7,878	3,539	11,417	—	—	—	—	—	—

Australia	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—

Australia	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2023	—	—	—	7,563	4,358	11,921
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	1,074	(1,074)	—
Technical Revisions(6)	—	—	—	503	255	758
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—
Production	—	—	—	(1,261)	—	(1,261)
At December 31, 2024	—	—	—	7,878	3,539	11,417

Vermilion Energy Inc. ■ Page 27 ■ 2024 Annual Information Form

Canada	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	57,366	25,341	82,707	50,353	17,072	67,425	103	95	198	6,910	8,174	15,084
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	4,224	642	4,866	1,256	305	1,560	—	—	—	2,968	338	3,306
Technical Revisions(6)	23	(1,447)	(1,424)	(437)	(725)	(1,163)	4	(1)	3	456	(721)	(264)
Acquisitions(7)	60	176	236	60	176	236	—	—	—	—	—	—
Dispositions	(563)	(696)	(1,259)	(563)	(696)	(1,259)	—	—	—	—	—	—
Economic Factors(8)	(39)	(18)	(57)	12	13	25	—	1	1	(51)	(31)	(83)
Production	(4,415)	—	(4,415)	(3,521)	—	(3,521)	(7)	—	(7)	(887)	—	(887)
At December 31, 2024	56,655	23,999	80,654	47,159	16,145	63,303	101	95	195	9,396	7,760	17,155

Canada	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2023	509,601	385,806	895,407	323,908	167,001	490,909	2,505	814	3,319	183,188	217,991	401,179
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	106,468	17,346	123,814	32,393	7,016	39,410	—	—	—	74,074	10,330	84,404
Technical Revisions(6)	7,820	(41,493)	(33,673)	4,538	(8,835)	(4,297)	(487)	(12)	(500)	3,769	(32,646)	(28,876)
Acquisitions(7)	7,864	1,572	9,436	7,864	1,572	9,436	—	—	—	—	—	—
Dispositions	(3,852)	(4,909)	(8,761)	(3,852)	(4,909)	(8,761)	—	—	—	—	—	—
Economic Factors(8)	(4,246)	(1,372)	(5,618)	(2,435)	(240)	(2,675)	(115)	(43)	(158)	(1,696)	(1,089)	(2,785)
Production	(57,518)	—	(57,518)	(41,005)	—	(41,005)	(185)	—	(185)	(16,328)	—	(16,328)
At December 31, 2024	566,136	356,950	923,086	321,413	161,604	483,017	1,717	759	2,476	243,007	194,586	437,593

Canada	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2023	30,416	16,118	46,533	172,715	105,760	278,475
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	6,231	891	7,122	28,200	4,424	32,624
Technical Revisions(6)	3,242	5,868	9,110	4,568	(2,495)	2,074
Acquisitions(7)	411	82	494	1,782	520	2,302
Dispositions	(268)	(330)	(598)	(1,473)	(1,845)	(3,317)
Economic Factors(8)	(290)	(135)	(426)	(1,037)	(382)	(1,419)
Production	(3,630)	—	(3,630)	(17,632)	—	(17,632)
At December 31, 2024	36,112	22,493	58,605	187,123	105,984	293,107

Vermilion Energy Inc. ■ Page 28 ■ 2024 Annual Information Form

CEE	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	210	192	402	210	192	402	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	1	—	1	1	—	1	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	—	(1)	(1)	—	(1)	—	—	—	—	—	—
At December 31, 2024	210	192	402	210	192	402	—	—	—	—	—	—

CEE	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2023	10,020	3,790	13,810	10,020	3,790	13,810	—	—	—	—	—	—
Discoveries	3,371	2,272	5,644	3,371	2,272	5,644	—	—	—	—	—	—
Extensions & Improved Recovery(5)	2,597	1,253	3,850	2,597	1,253	3,850	—	—	—	—	—	—
Technical Revisions(6)	(2,282)	(1,295)	(3,577)	(2,282)	(1,295)	(3,577)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(36)	(232)	(268)	(36)	(232)	(268)	—	—	—	—	—	—
Production	(2,144)	—	(2,144)	(2,144)	—	(2,144)	—	—	—	—	—	—
At December 31, 2024	11,527	5,789	17,315	11,527	5,789	17,315	—	—	—	—	—	—

CEE	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2023	—	—	—	1,670	632	2,302
Discoveries	—	—	—	772	570	1,342
Extensions & Improved Recovery(5)	—	—	—	433	209	642
Technical Revisions(6)	—	—	—	(380)	(216)	(596)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	(6)	(39)	(45)
Production	—	—	—	(358)	—	(358)
At December 31, 2024	—	—	—	2,131	1,156	3,287

Vermilion Energy Inc. ■ Page 29 ■ 2024 Annual Information Form

France	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	26,015	9,831	35,846	26,015	9,831	35,846	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	(650)	(4,239)	(4,889)	(650)	(4,239)	(4,889)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	289	61	350	289	61	350	—	—	—	—	—	—
Production	(2,631)	—	(2,631)	(2,631)	—	(2,631)	—	—	—	—	—	—
At December 31, 2024	23,023	5,653	28,676	23,023	5,653	28,676	—	—	—	—	—	—

France	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—

France	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2023	—	—	—	26,015	9,831	35,846
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	(650)	(4,239)	(4,889)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	289	61	350
Production	—	—	—	(2,631)	—	(2,631)
At December 31, 2024	—	—	—	23,023	5,653	28,676

Vermilion Energy Inc. ■ Page 30 ■ 2024 Annual Information Form

Germany	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	7,659	3,593	11,252	7,659	3,593	11,252	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	301	110	410	301	110	410	—	—	—	—	—	—
Technical Revisions(6)	(456)	(59)	(515)	(456)	(59)	(515)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	60	(13)	46	60	(13)	46	—	—	—	—	—	—
Production	(605)	—	(605)	(605)	—	(605)	—	—	—	—	—	—
At December 31, 2024	6,959	3,630	10,589	6,959	3,630	10,589	—	—	—	—	—	—

Germany	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2023	53,328	53,350	106,678	53,328	53,350	106,678	—	—	—	—	—	—
Discoveries	12,063	9,047	21,110	12,063	9,047	21,110	—	—	—	—	—	—
Extensions & Improved Recovery(5)	3,479	(3,479)	—	3,479	(3,479)	—	—	—	—	—	—	—
Technical Revisions(6)	2,179	(9,083)	(6,904)	2,179	(9,083)	(6,904)	—	—	—	—	—	—
Acquisitions(7)	6,968	3,982	10,950	6,968	3,982	10,950	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(267)	(586)	(853)	(267)	(586)	(853)	—	—	—	—	—	—
Production	(7,724)	—	(7,724)	(7,724)	—	(7,724)	—	—	—	—	—	—
At December 31, 2024	70,027	53,231	123,258	70,027	53,231	123,258	—	—	—	—	—	—

Germany	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2023	—	—	—	16,547	12,485	29,032
Discoveries	—	—	—	2,011	1,508	3,518
Extensions & Improved Recovery(5)	—	—	—	881	(470)	410
Technical Revisions(6)	—	—	—	(93)	(1,573)	(1,666)
Acquisitions(7)	—	—	—	1,161	664	1,825
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	15	(111)	(96)
Production	—	—	—	(1,892)	—	(1,892)
At December 31, 2024	—	—	—	18,630	12,502	31,132

Vermilion Energy Inc. ■ Page 31 ■ 2024 Annual Information Form

Ireland	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—

Ireland	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2023	97,491	42,650	140,141	97,491	42,650	140,141	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	388	(1,138)	(749)	388	(1,138)	(749)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(21,265)	—	(21,265)	(21,265)	—	(21,265)	—	—	—	—	—	—
At December 31, 2024	76,614	41,513	118,127	76,614	41,513	118,127	—	—	—	—	—	—

Ireland	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2023	10	4	14	16,258	7,113	23,371
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	(2)	—	(2)	63	(190)	(127)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—
Production	—	—	—	(3,544)	—	(3,544)
At December 31, 2024	8	4	12	12,777	6,923	19,700

Vermilion Energy Inc. ■ Page 32 ■ 2024 Annual Information Form

Netherlands	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—

Netherlands	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2023	27,628	39,731	67,359	27,628	39,731	67,359	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	1,065	555	1,620	1,065	555	1,620	—	—	—	—	—	—
Technical Revisions(6)	5,039	(3,127)	1,912	5,039	(3,127)	1,912	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(260)	(192)	(452)	(260)	(192)	(452)	—	—	—	—	—	—
Production	(9,798)	—	(9,798)	(9,798)	—	(9,798)	—	—	—	—	—	—
At December 31, 2024	23,674	36,967	60,642	23,674	36,967	60,642	—	—	—	—	—	—

Netherlands	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2023	41	59	100	4,646	6,681	11,327
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	3	2	5	181	94	275
Technical Revisions(6)	52	49	101	892	(472)	420
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	(1)	(1)	(1)	(44)	(32)	(77)
Production	(27)	—	(27)	(1,660)	—	(1,660)
At December 31, 2024	68	109	177	4,014	6,270	10,284

Vermilion Energy Inc. ■ Page 33 ■ 2024 Annual Information Form

United States	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	13,428	9,167	22,596	13,428	9,167	22,596	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	2,748	(384)	2,364	2,748	(384)	2,364	—	—	—	—	—	—
Technical Revisions(6)	(217)	51	(165)	(217)	51	(165)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(8)	(4)	(12)	(8)	(4)	(12)	—	—	—	—	—	—
Production	(1,157)	—	(1,157)	(1,157)	—	(1,157)	—	—	—	—	—	—
At December 31, 2024	14,795	8,830	23,625	14,795	8,830	23,625	—	—	—	—	—	—

United States	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2023	30,132	17,140	47,272	30,132	17,140	47,272	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	1,031	(121)	909	1,031	(121)	909	—	—	—	—	—	—
Technical Revisions(6)	(557)	(621)	(1,178)	(557)	(621)	(1,178)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(56)	(22)	(78)	(56)	(22)	(78)	—	—	—	—	—	—
Production	(2,603)	—	(2,603)	(2,603)	—	(2,603)	—	—	—	—	—	—
At December 31, 2024	27,947	16,376	44,323	27,947	16,376	44,323	—	—	—	—	—	—

United States	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2023	4,520	2,571	7,091	22,970	14,595	37,565
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	151	(18)	133	3,071	(422)	2,649
Technical Revisions(6)	(195)	(151)	(346)	(505)	(203)	(708)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	(8)	(3)	(11)	(25)	(11)	(36)
Production	(373)	—	(373)	(1,964)	—	(1,964)
At December 31, 2024	4,094	2,399	6,493	23,547	13,959	37,505

Vermilion Energy Inc. ■ Page 34 ■ 2024 Annual Information Form

Total Company	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	112,032	52,290	164,321	105,019	44,021	149,040	103	95	198	6,910	8,174	15,084
Discoveries	210	192	402	210	192	402	—	—	—	—	—	—
Extensions & Improved Recovery(5)	8,347	(707)	7,640	5,379	(1,044)	4,334	—	—	—	2,968	338	3,306
Technical Revisions(6)	(796)	(5,439)	(6,235)	(1,257)	(4,717)	(5,974)	4	(1)	3	456	(721)	(264)
Acquisitions(7)	60	176	236	60	176	236	—	—	—	—	—	—
Dispositions (9)	(563)	(696)	(1,259)	(563)	(696)	(1,259)	—	—	—	—	—	—
Economic Factors(8)	301	26	327	352	57	409	—	1	1	(51)	(31)	(83)
Production	(10,070)	—	(10,070)	(9,176)	—	(9,176)	(7)	—	(7)	(887)	—	(887)
At December 31, 2024	109,520	45,843	155,362	100,023	37,988	138,012	101	95	195	9,396	7,760	17,155

Total Company	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2023	728,200	542,468	1,270,668	542,507	323,662	866,169	2,505	814	3,319	183,188	217,991	401,179
Discoveries	15,434	11,320	26,754	15,434	11,320	26,754	—	—	—	—	—	—
Extensions & Improved Recovery(5)	114,640	15,554	130,193	40,565	5,224	45,789	—	—	—	74,074	10,330	84,404
Technical Revisions(6)	12,588	(56,757)	(44,169)	9,306	(24,099)	(14,793)	(487)	(12)	(500)	3,769	(32,646)	(28,876)
Acquisitions(7)	14,832	5,554	20,387	14,832	5,554	20,387	—	—	—	—	—	—
Dispositions	(3,852)	(4,909)	(8,761)	(3,852)	(4,909)	(8,761)	—	—	—	—	—	—
Economic Factors(8)	(4,865)	(2,404)	(7,269)	(3,054)	(1,272)	(4,325)	(115)	(43)	(158)	(1,696)	(1,089)	(2,785)
Production	(101,052)	—	(101,052)	(84,538)	—	(84,538)	(185)	—	(185)	(16,328)	—	(16,328)
At December 31, 2024	775,925	510,826	1,286,751	531,202	315,480	846,682	1,717	759	2,476	243,007	194,586	437,593

Total Company	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2023	34,986	18,752	53,739	268,385	161,453	429,838
Discoveries	—	—	—	2,782	2,078	4,861
Extensions & Improved Recovery(5)	6,386	875	7,260	33,839	2,761	36,600
Technical Revisions(6)	3,096	5,766	8,862	4,398	(9,132)	(4,734)
Acquisitions(7)	411	82	494	2,943	1,184	4,128
Dispositions	(268)	(330)	(598)	(1,473)	(1,845)	(3,317)
Economic Factors(8)	(299)	(139)	(438)	(809)	(514)	(1,323)
Production	(4,031)	—	(4,031)	(30,943)	—	(30,943)
At December 31, 2024	40,282	25,006	65,288	279,123	155,986	435,109

Vermilion Energy Inc. ■ Page 35 ■ 2024 Annual Information Form

North America	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	70,794	34,508	105,303	63,781	26,239	90,021	103	95	198	6,910	8,174	15,084
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	6,972	258	7,230	4,004	(80)	3,924	—	—	—	2,968	338	3,306
Technical Revisions(6)	(193)	(1,396)	(1,589)	(654)	(674)	(1,328)	4	(1)	3	456	(721)	(264)
Acquisitions(7)	60	176	236	60	176	236	—	—	—	—	—	—
Dispositions	(563)	(696)	(1,259)	(563)	(696)	(1,259)	—	—	—	—	—	—
Economic Factors(8)	(47)	(21)	(69)	4	9	13	—	1	1	(51)	(31)	(83)
Production	(5,573)	—	(5,573)	(4,679)	—	(4,679)	(7)	—	(7)	(887)	—	(887)
At December 31, 2024	71,450	32,829	104,279	61,954	24,975	86,928	101	95	195	9,396	7,760	17,155

	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	539,732	402,946	942,679	354,040	184,141	538,181	2,505	814	3,319	183,188	217,991	401,179
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	107,499	17,224	124,723	33,424	6,895	40,319	—	—	—	74,074	10,330	84,404
Technical Revisions(6)	7,263	(42,114)	(34,851)	3,981	(9,456)	(5,475)	(487)	(12)	(500)	3,769	(32,646)	(28,876)
Acquisitions(7)	7,864	1,572	9,436	7,864	1,572	9,436	—	—	—	—	—	—
Dispositions	(3,852)	(4,909)	(8,761)	(3,852)	(4,909)	(8,761)	—	—	—	—	—	—
Economic Factors(8)	(4,302)	(1,394)	(5,696)	(2,490)	(262)	(2,753)	(115)	(43)	(158)	(1,696)	(1,089)	(2,785)
Production	(60,121)	—	(60,121)	(43,607)	—	(43,607)	(185)	—	(185)	(16,328)	—	(16,328)
At December 31, 2024	594,083	373,326	967,409	349,360	177,980	527,340	1,717	759	2,476	243,007	194,586	437,593

	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	34,935	18,689	53,624	195,685	120,355	316,040
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	6,382	873	7,256	31,271	4,002	35,273
Technical Revisions(6)	3,046	5,717	8,763	4,064	(2,698)	1,366
Acquisitions(7)	411	82	494	1,782	520	2,302
Dispositions	(268)	(330)	(598)	(1,473)	(1,845)	(3,317)
Economic Factors(8)	(298)	(139)	(437)	(1,063)	(392)	(1,455)
Production	(4,003)	—	(4,003)	(19,596)	—	(19,596)
At December 31, 2024	40,206	24,892	65,099	210,670	119,942	330,612

Vermilion Energy Inc. ■ Page 36 ■ 2024 Annual Information Form

	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
International	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	41,237	17,782	59,019	41,237	17,782	59,019	—	—	—	—	—	—
Discoveries	210	192	402	210	192	402	—	—	—	—	—	—
Extensions & Improved Recovery(5)	1,375	(964)	410	1,375	(964)	410	—	—	—	—	—	—
Technical Revisions(6)	(603)	(4,043)	(4,646)	(603)	(4,043)	(4,646)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	348	48	396	348	48	396	—	—	—	—	—	—
Production	(4,498)	—	(4,498)	(4,498)	—	(4,498)	—	—	—	—	—	—
At December 31, 2024	38,070	13,014	51,083	38,070	13,014	51,083	—	—	—	—	—	—

	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	188,467	139,521	327,989	188,467	139,521	327,989	—	—	—	—	—	—
Discoveries	15,434	11,320	26,754	15,434	11,320	26,754	—	—	—	—	—	—
Extensions & Improved Recovery(5)	7,141	(1,671)	5,470	7,141	(1,671)	5,470	—	—	—	—	—	—
Technical Revisions(6)	5,325	(14,643)	(9,318)	5,325	(14,643)	(9,318)	—	—	—	—	—	—
Acquisitions(7)	6,968	3,982	10,950	6,968	3,982	10,950	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(563)	(1,009)	(1,573)	(563)	(1,009)	(1,573)	—	—	—	—	—	—
Production	(40,931)	—	(40,931)	(40,931)	—	(40,931)	—	—	—	—	—	—
At December 31, 2024	181,842	137,500	319,342	181,842	137,500	319,342	—	—	—	—	—	—

	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2023	51	63	114	72,700	41,098	113,798
Discoveries(10)	—	—	—	2,782	2,078	4,861
Extensions & Improved Recovery(5)	3	2	5	2,568	(1,241)	1,327
Technical Revisions(6)	50	49	99	334	(6,434)	(6,100)
Acquisitions(7)	—	—	—	1,161	664	1,825
Dispositions	—	—	—	—	—	—
Economic Factors(8)	(1)	(1)	(1)	254	(121)	133
Production	(27)	—	(27)	(11,347)	—	(11,347)
At December 31, 2024	76	113	189	68,453	36,043	104,496

Notes:

(1)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(2)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(3)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(4)	For reporting purposes, “Total Oil” is the sum of Light Crude Oil and Medium Crude Oil, Heavy Crude Oil and Tight Oil and "Total Gas" is the sum of Conventional Natural Gas, Coal Bed Methane and Shale Gas.
(5)	“Extensions & Improved Recovery" are additions to booked volumes resulting from a capital expenditure in previously discovered reservoirs.
•	Canada – Extensions can be primarily attributed to adding a sixth booking year in Mica, and additions in within Alberta
•	United States - Extensions driven by additional locations added in Parkman and Turner
(6)	“Technical Revisions" are positive or negative revisions to an estimate resulting from new technical data or revised interpretations on previously assigned volumes, performance, development schedule and operating costs.
•	Canada – Positive technical revisions are primarily attributed to a newly signed contract in Mica for 2028+ future volumes that results in increased liquid yields
•	France – Negative technical revisions primarily driven by changes to the development plan which re-allocated capital to our growing Mica asset

Vermilion Energy Inc. ■ Page 37 ■ 2024 Annual Information Form

(7)	"Acquisitions" are positive additions to volume estimates because of purchasing interests in oil and gas properties.
•	Canada – Acquisition volumes are primarily associated with added Mannville locations from minor swaps
•	Germany – Acquisition volumes are associated with the increased working interest in Osterheide (Osth Z2-2) well
(8)	"Economic factors" are positive or negative revisions resulting from changes in market price outlook, inflation, or regulatory changes.
(9)	"Dispositions" are negative changes to volume estimates because of divesting of interests in oil and gas properties.
•	Canada – Disposition volumes are mainly associated with the sale of select non-core Cardium assets and minor swaps
(10)	“Discoveries” are reserves in newly discovered reservoirs which have had their existence confirmed and are an accumulation of a significant quantity of potentially recoverable petroleum.
•	Germany – Wisselshorst (WSSH Z1a) well Havel zone was booked
•	CEE – Bookings added in the SA-7 block in Croatia

Vermilion Energy Inc. ■ Page 38 ■ 2024 Annual Information Form

Undeveloped reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered. Vermilion's current plan is to develop these reserves in the following five years. The pace of development of these reserves is influenced by many factors, including but not limited to, the outcomes of yearly drilling and reservoir evaluations, changes in commodity pricing, changes in capital allocations, changing technical conditions, regulatory changes and impact of future acquisitions and dispositions. As new information becomes available these reserves are reviewed and development plans are revised accordingly.

With Vermilion's extensive portfolio of opportunities, which also include resource plays and longer term projects, it would be impracticable to fully develop the entire portfolio of booked opportunities within two years. The development of these reserves has been based on planned and prioritized capital activity levels. The majority of the proved reserves are planned to be on stream within a three-year time frame, which represents approximately 64% of the net undeveloped location count, as well as 71% of the net total future development capital. All development is estimated to be completed within five years.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered. Vermilion's current plan is to develop these reserves over the next eight years. In general, development of these reserves requires additional evaluation data to increase the probability of success to a level that favorably ranks the project against other projects in Vermilion's inventory. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

The Proved Plus Probable development is scheduled beyond two years with a balanced development plan to have the majority of locations on stream within five years, representing 75% of the net Probable locations, and 87% of the net future development capital spend.

Timing of initial undeveloped reserves assignment

Undeveloped Reserves Attributed in Current Year

	Light Crude Oil & Medium Crude Oil		Heavy Crude Oil		Tight Oil		Conventional Natural Gas
	First		First		First		First
	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mbbl)
Proved
2022	3,212	54,984	—	84	3,623	3,623	13,303	117,067
2023	3,509	30,573	—	83	2,042	4,995	14,844	92,475
2024	4,944	31,669	—	83	2,968	6,485	43,774	116,315
Probable
2022	5,564	52,006	—	25	6,060	6,060	18,380	213,689
2023	871	24,452	—	90	1,087	7,568	8,435	153,055
2024	—	20,428	—	88	338	6,835	26,273	149,103

	Shale Gas		Coal Bed Methane		Natural Gas Liquids		Total Oil Equivalent
	First	Booked	First	Booked	First	Booked	First	Booked
	Attributed (1)	(mmcf)	Attributed (1)	(mmcf)	Attributed (1)	(mmcf)	Attributed (1)	(mboe)
Proved
2022	100,205	100,205	—	428	3,652	15,437	29,405	110,411
2023	49,979	128,467	—	391	1,847	10,796	18,203	83,336
2024	74,074	158,456	—	—	5,506	16,293	33,060	100,324
Probable
2022	179,177	179,177	—	120	6,384	19,451	50,934	143,041
2023	23,722	200,070	—	111	1,041	11,174	8,358	102,157
2024	10,330	168,475	—	—	1,223	17,413	7,661	97,693

Note:

(1)	“First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Vermilion Energy Inc. ■ Page 39 ■ 2024 Annual Information Form

Future development costs

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs). The future development cost estimates disclosed below are associated with reserves as evaluated by McDaniel & Associates. The future development cost estimates will differ from the costs ultimately incurred by Vermilion due to a number of factors, including costs incurred for properties that do not have associated reserves as evaluated by McDaniel & Associates and economic factors that may alter development pace and project selection.

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from the Revolving Credit Facility or equity or debt financing. It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion’s reserves or future net revenue.

	Total Proved	Total Proved Plus Probable
($M)	Estimated Using Forecast Prices and Costs(1)	Estimated Using Forecast Prices and Costs (1)
Australia
2025	5,725	11,450
2026	33,357	66,715
2027	—	—
2028	—	—
2029	—	—
Remainder	—	—
Australia total for all years undiscounted	39,082	78,165
Canada
2025	246,925	262,059
2026	232,590	249,599
2027	326,904	336,191
2028	122,336	223,009
2029	145,703	316,246
Remainder	76,263	243,041
Canada total for all years undiscounted	1,150,722	1,630,144
CEE
2025	7,252	7,252
2026	7,813	7,813
2027	5,697	9,491
2028	—	181
2029	186	186
Remainder	—	145
CEE total for all years undiscounted	20,948	25,068
France
2025	6,589	6,589
2026	17,493	17,493
2027	34,634	40,370
2028	28,983	42,470
2029	5,345	35,587
Remainder	—	—
France total for all years undiscounted	93,044	142,508
Germany
2025	49,069	54,273
2026	10,705	30,739
2027	33,683	40,303
2028	4,811	5,433
2029	2,046	1,364
Remainder	—	—
Germany for all years undiscounted	100,314	132,112

Vermilion Energy Inc. ■ Page 40 ■ 2024 Annual Information Form

	Total Proved	Total Proved Plus Probable
($M)	Estimated Using Forecast Prices and Costs(1)	Estimated Using Forecast Prices and Costs (1)
Ireland
2025	2,295	2,295
2026	8,032	8,032
2027	14,551	14,551
2028	6,253	6,253
2029	—	—
Remainder	—	—
Ireland total for all years undiscounted	31,131	31,131
Netherlands
2025	7,240	21,759
2026	243	14,853
2027	315	19,258
2028	230	28,106
2029	—	—
Remainder	—	—
Netherlands total for all years undiscounted	8,029	83,977
United States
2025	56,272	69,146
2026	80,730	97,448
2027	104,916	104,916
2028	93,541	93,541
2029	48,918	75,505
Remainder	1,334	104,692
United States total for all years undiscounted	385,710	545,247
Total Company
2025	381,367	434,823
2026	390,963	492,691
2027	520,700	565,080
2028	256,154	398,993
2029	202,197	428,887
Remainder	77,598	347,879
Total for all years undiscounted	1,828,979	2,668,352
North America
2025	303,197	331,205
2026	313,320	347,047
2027	431,820	441,106
2028	215,877	316,549
2029	194,620	391,750
Remainder	77,598	347,733
North America total for all years undiscounted	1,536,432	2,175,391
International
2025	78,171	103,619
2026	77,643	145,644
2027	88,880	123,973
2028	40,277	82,443
2029	7,577	37,137
Remainder	—	145
International total for all years undiscounted	292,547	492,961

Note:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are detailed in “Forecast Prices used in Estimates”.

Vermilion Energy Inc. ■ Page 41 ■ 2024 Annual Information Form

Crude oil and natural gas properties and wells

The following table sets forth the number of wells (based on wellbores) in which Vermilion held a working interest as at December 31, 2024:

	Crude Oil				Natural Gas
	Producing		Non-Producing (4)		Producing		Non-Producing (4)
	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)
Canada
Alberta	415	290	138	87	631	478	356	252
Saskatchewan	1,592	883	1,000	603	—	—	2	1
British Columbia	25	24	1	1	3	3	3	1
Total Canada	2,032	1,197	1,139	691	634	481	361	255
Australia (1)	22	22	1	1	1	1	—	—
Croatia	—	—	—	—	2	2	—	—
France	293	289	134	132	1	1	2	2
Germany	67	56	90	74	24	13	6	3
Ireland (1)	—	—	—	—	6	3	—	—
Netherlands	—	—	—	—	78	33	135	78
Hungary	—	—	—	—	—	—	1	1
United States	172	138	83	79	—	—	—	—
Total Vermilion	2,586	1,702	1,447	977	746	534	505	339
North America	2,204	1,335	1,222	770	634	481	361	255
International	382	367	225	207	112	54	144	84

Notes:

(1)	Wells for Australia and Ireland are located offshore.
(2)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(3)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.
(4)	Non-producing wells include wells which are capable of producing, but which are currently not producing, and are re-evaluated with respect to future commodity prices, proximity to facility infrastructure, design of future exploration and development programs, and access to capital.

Vermilion Energy Inc. ■ Page 42 ■ 2024 Annual Information Form

Costs incurred

The following table summarizes the capital expenditures made by Vermilion on oil and gas properties for the year ended December 31, 2024:

	Acquisition Costs for Proved	Acquisition Costs for Unproved	Exploration	Development	Total
($M)	Properties	Properties	Costs	Costs	Costs
Australia	—	—	—	29,284	29,284
Canada	11,520	1,208	—	374,892	387,620
Croatia	—	—	7,213	4,838	12,051
France	—	—	—	45,671	45,671
Germany	—	—	28,043	66,545	94,588
Hungary	—	—	335	—	335
Ireland	—	—	—	4,355	4,355
Netherlands	—	—	—	25,905	25,905
Slovakia	—	—	427	—	427
United States	—	—	—	35,472	35,472
Total	11,520	1,208	36,018	586,962	635,708
North America	11,520	1,208	—	410,364	423,092
International	—	—	36,018	176,598	212,616

Acreage

The following table summarizes the acreage for the year ended December 31, 2024:

	Developed (1)		Undeveloped		Total
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)(4)	Net (3)(4)
Australia	20,164	20,164	39,389	39,389	59,552	59,552
Canada	713,833	563,212	326,441	262,320	1,040,274	825,532
Croatia	11,166	11,166	376,580	225,948	387,747	237,115
France	257,394	248,142	—	—	257,394	248,142
Germany	108,676	55,964	1,456,573	672,124	1,565,249	728,088
Hungary	1,225	1,225	309,413	309,413	310,638	310,638
Ireland	7,326	4,148	—	—	7,326	4,148
Netherlands	160,118	64,426	1,276,080	679,525	1,436,198	743,951
Slovakia	—	—	97,960	48,980	97,960	48,980
United States	62,397	46,693	51,052	38,203	113,449	84,896
Total	1,342,299	1,015,140	3,933,488	2,275,902	5,275,787	3,291,042
North America	776,230	609,905	377,493	300,523	1,153,723	910,428
International	566,069	405,235	3,555,995	1,975,379	4,122,064	2,380,614

Notes:

(1)	“Developed” means the acreage assigned to productive wells based on applicable regulations.
(2)	“Gross” means the total acreage in which Vermilion has a working interest, directly or indirectly.
(3)	“Net” means the total acreage in which Vermilion has a working interest, directly or indirectly, multiplied by the percentage working interest of Vermilion.
(4)	When determining gross and net acreage for two or more leases covering the same lands but different rights, the acreage is reported for each lease. Where there are multiple discontinuous rights in a single lease, the acreage is reported only once.

Vermilion Energy Inc. ■ Page 43 ■ 2024 Annual Information Form

Exploration and development activities

The following table sets forth the number of development and exploration wells which Vermilion drilled during its 2024 financial year:

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Australia
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Australia	—	—	—	—
Canada
Oil	—	—	29.0	28.9
Gas	—	—	12.0	11.3
Service	—	—	1.0	1.0
Dry Holes	—	—	—	—
Total Canada	—	—	42.0	41.2
Croatia
Oil	1.0	0.6	—	—
Gas	3.0	1.8	—	—
Dry holes	—	—	—	—
Total Croatia	4.0	2.4	—	—
France
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total France	—	—	—	—
Germany
Oil	—	—	—	—
Gas	—	—	2.0	1.6
Dry Holes	—	—	—	—
Total Germany	—	—	2.0	1.6
Hungary
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Hungary	—	—	—	—
Ireland
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Ireland	—	—	—	—
Netherlands
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Netherlands	—	—	—	—
United States
Oil	—	—	10.0	0.8
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total United States	—	—	10.0	0.8

Vermilion Energy Inc. ■ Page 44 ■ 2024 Annual Information Form

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Total Company
Oil	1.0	0.6	39.0	29.7
Gas	3.0	1.8	14.0	12.9
Service	—	—	1.0	1.0
Dry Holes	—	—	—	—
Total Company	4.0	2.4	54.0	43.6
North America
Oil	—	—	39.0	29.7
Gas	—	—	12.0	11.3
Service	—	—	1.0	1.0
Dry Holes	—	—	—	—
Total North America	—	—	52.0	42.0
International
Oil	1.0	0.6	—	—
Gas	3.0	1.8	2.0	1.6
Dry Holes	—	—	—	—
Total International	4.0	2.4	2.0	1.6

Notes:

(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion Energy Inc. ■ Page 45 ■ 2024 Annual Information Form

Properties with no attributed reserves

The following table sets out Vermilion's properties with no attributed reserves as at December 31, 2024:

Country	Gross Acres (1)	Net Acres (2)
Australia	39,389	39,389
Canada	326,441	262,320
Croatia	376,580	225,948
Germany	1,456,573	672,124
Hungary	309,413	309,413
Netherlands	1,276,080	679,525
Slovakia	97,960	48,980
United States	51,052	38,203
Total	3,933,488	2,275,902
North America	377,493	300,523
International	3,555,995	1,975,379

Notes:

(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop, and exploit approximately 50,089 (34,814 net) acres in Canada and 366,260 (219,756 net) acres in the Netherlands to expire within one year, unless the Company initiates the capital activity necessary to retain the rights. Work commitments on these lands are categorized as seismic acquisition, geophysical studies, or well commitments. No such rights are expected to expire within one year for Australia, Croatia, Germany, Hungary, Slovakia, and the United States. Vermilion currently has no material work commitments in Australia, Canada, France, Ireland, the Netherlands and the United States. Vermilion's work commitments with respect to its European lands held are estimated to be $46.6 million in the next year.

Vermilion’s properties with no attributed reserves do not have any significant abandonment and reclamation costs. All properties with no attributed reserves do not have high expected development or operating costs or contractual sales obligations to produce and sell at substantially lower prices than could be realized.

Vermilion Energy Inc. ■ Page 46 ■ 2024 Annual Information Form

Production estimates

The following table sets forth the volume of production estimated for the year ended December 31, 2025 as reflected in the estimates of gross proved reserves and gross proved plus probable reserves in the McDaniel & Associates Report:

	Light Crude Oil &			Conventional	Coal Bed	Shale	Natural Gas
	Medium Crude Oil	Heavy Crude Oil	Tight Oil	Natural Gas	Methane	Natural Gas	Liquids	BOE
	(bbl/d)	(bbl/d)	(bbl/d)	(mcf/d)	(mcf/d)	(mcf/d)	(bbl/d)	(boe/d)
Australia
Proved	3,975	—	—	—	—	—	—	3,975
Probable	104	—	—	—	—	—	—	104
Proved Plus Probable	4,080	—	—	—	—	—	—	4,080
Canada
Proved	8,956	14	2,718	118,245	439	60,076	10,247	51,727
Probable	392	1	441	13,743	12	6,777	1,280	5,537
Proved Plus Probable	9,348	15	3,159	131,988	451	66,852	11,527	57,264
CEE
Proved	36	—	—	8,309	—	—	—	1,420
Probable	4	—	—	1,533	—	—	—	259
Proved Plus Probable	39	—	—	9,842	—	—	—	1,680
France
Proved	6,758	—	—	—	—	—	—	6,758
Probable	164	—	—	—	—	—	—	164
Proved Plus Probable	6,923	—	—	—	—	—	—	6,923
Germany
Proved	1,911	—	—	27,357	—	—	—	6,470
Probable	160	—	—	1,613	—	—	—	429
Proved Plus Probable	2,071	—	—	28,970	—	—	—	6,899
Ireland
Proved	—	—	—	49,005	—	—	5	8,173
Probable	—	—	—	1,255	—	—	—	209
Proved Plus Probable	—	—	—	50,260	—	—	5	8,382
Netherlands
Proved	—	—	—	21,038	—	—	61	3,567
Probable	—	—	—	2,157	—	—	6	366
Proved Plus Probable	—	—	—	23,195	—	—	68	3,933
United States
Proved	2,956	—	—	6,393	—	—	937	4,958
Probable	595	—	—	786	—	—	115	841
Proved Plus Probable	3,551	—	—	7,179	—	—	1,052	5,799
Corporate
Proved	24,591	14	2,718	230,347	439	60,076	11,249	87,049
Probable	1,420	1	441	21,087	12	6,777	1,402	7,910
Proved Plus Probable	26,011	15	3,159	251,434	451	66,852	12,652	94,959
North America
Proved	11,911	14	2,718	124,638	439	60,076	11,183	56,685
Probable	987	1	441	14,529	12	6,777	1,396	6,378
Proved Plus Probable	12,898	15	3,159	139,167	451	66,852	12,579	63,063
International
Proved	12,680	—	—	105,709	—	—	66	30,364
Probable	432	—	—	6,558	—	—	7	1,532
Proved Plus Probable	13,112	—	—	112,267	—	—	73	31,896

Vermilion Energy Inc. ■ Page 47 ■ 2024 Annual Information Form

Production history

The following table sets forth certain information in respect of production, product prices received, royalties paid, production costs, realized hedging gains and losses, and operating netback received by Vermilion for each quarter of its most recently completed financial year:

	Three Months Ended March 31, 2024	Three Months Ended June 30, 2024	Three Months Ended September 30, 2024	Three Months Ended December 31, 2024
Australia
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	4,264	3,713	2,040	3,778
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	131.10	131.06	128.84	121.24
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	65.82	71.20	78.47	33.59
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	65.28	59.86	50.37	87.65
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Canada
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	15,724	16,321	16,124	15,342
Conventional Natural Gas (mmcf/d)	151.84	158.48	156.99	161.27
Natural Gas Liquids (bbl/d)	5,968	6,208	6,483	5,764
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	89.80	104.06	96.03	92.73
Conventional Natural Gas ($/mcf)	2.12	1.29	0.88	1.98
Natural Gas Liquids ($/bbl)	31.92	29.09	26.10	29.43
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	8.83	11.76	10.66	5.24
Conventional Natural Gas ($/mcf)	(0.04)	(0.04)	0.01	0.23
Natural Gas Liquids ($/bbl)	19.36	9.26	10.39	12.48
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	3.59	4.14	4.14	4.48
Conventional Natural Gas ($/mcf)	0.14	0.31	0.33	0.35
Natural Gas Liquids ($/bbl)	7.05	5.26	6.93	5.59
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	30.85	35.21	29.43	33.50
Conventional Natural Gas ($/mcf)	0.74	0.40	0.27	0.73
Natural Gas Liquids ($/bbl)	11.13	8.94	8.86	10.85
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	46.53	52.95	51.80	49.51
Conventional Natural Gas ($/mcf)	1.28	0.62	0.27	0.67
Natural Gas Liquids ($/bbl)	(5.62)	5.63	(0.08)	0.51

Vermilion Energy Inc. ■ Page 48 ■ 2024 Annual Information Form

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
France
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	7,308	7,246	7,115	7,083
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	113.24	112.22	108.26	109.14
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	16.61	13.79	13.62	14.38
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	6.82	8.59	9.11	8.34
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	27.28	19.59	23.49	27.54
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	62.53	70.25	62.04	58.88
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Germany
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	1,722	1,698	1,598	1,596
Conventional Natural Gas (mmcf/d)	22.87	18.41	21.41	21.71
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	107.69	109.38	103.32	98.59
Conventional Natural Gas ($/mcf)	10.91	11.46	13.64	16.36
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	(0.31)	4.55	3.42
Conventional Natural Gas ($/mcf)	0.56	0.87	0.32	0.55
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	26.59	17.74	15.19	14.70
Conventional Natural Gas ($/mcf)	0.53	0.46	0.42	0.52
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	36.91	53.89	33.51	28.38
Conventional Natural Gas ($/mcf)	3.77	5.69	4.64	4.81
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	44.19	38.06	50.07	52.09
Conventional Natural Gas ($/mcf)	6.05	4.44	8.26	10.48
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 49 ■ 2024 Annual Information Form

	Three Months Ended March 31, 2024	Three Months Ended June 30, 2024	Three Months Ended September 30, 2024	Three Months Ended December 31, 2024
Croatia
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	6	—	1
Conventional Natural Gas (mmcf/d)	0.29	0.69	11.13	11.21
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	62.27	—	56.60
Conventional Natural Gas ($/mcf)	13.00	14.44	15.76	17.15
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	5.49	—	—
Conventional Natural Gas ($/mcf)	1.86	3.81	2.30	3.47
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	38.46	—	—
Conventional Natural Gas ($/mcf)	16.60	5.92	0.69	0.99
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	18.32	—	56.60
Conventional Natural Gas ($/mcf)	(5.46)	4.71	12.77	12.69
Natural Gas Liquids ($/bbl)	—	—	—	—
Ireland
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	60.34	57.70	59.06	55.32
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	11.74	13.29	14.60	19.20
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	0.56	0.46	0.42	0.13
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	1.93	3.13	2.51	2.65
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	9.25	9.70	11.67	16.42
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 50 ■ 2024 Annual Information Form

	Three Months Ended March 31, 2024	Three Months Ended June 30, 2024	Three Months Ended September 30, 2024	Three Months Ended December 31, 2024
Netherlands
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	165	51	39	44
Conventional Natural Gas (mmcf/d)	31.02	26.84	25.06	24.20
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	84.85	103.64	106.74	92.36
Conventional Natural Gas ($/mcf)	11.94	12.31	14.67	17.61
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	0.08	—	—	0.01
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	28.24	46.54	(15.61)	29.15
Conventional Natural Gas ($/mcf)	3.61	4.30	3.45	5.30
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	56.61	57.10	122.35	63.21
Conventional Natural Gas ($/mcf)	8.25	8.01	11.22	12.30
Natural Gas Liquids ($/bbl)	—	—	—	—
United States
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	3,512	3,844	2,921	2,483
Conventional Natural Gas (mmcf/d)	8.23	7.27	7.08	5.88
Natural Gas Liquids (bbl/d)	1,078	988	1,064	848
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	99.08	106.74	99.39	98.48
Conventional Natural Gas ($/mcf)	2.64	1.22	1.24	2.13
Natural Gas Liquids ($/bbl)	46.59	47.48	35.95	29.03
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	29.59	31.81	26.17	28.47
Conventional Natural Gas ($/mcf)	0.92	0.31	0.40	0.91
Natural Gas Liquids ($/bbl)	12.04	12.84	10.09	9.78
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	1.16	1.57	1.46	0.60
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	0.09	0.02	0.02	0.03
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	21.33	15.96	19.53	23.71
Conventional Natural Gas ($/mcf)	0.55	0.04	0.28	0.46
Natural Gas Liquids ($/bbl)	10.04	8.19	6.85	7.19
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	47.00	57.40	52.23	45.70
Conventional Natural Gas ($/mcf)	1.17	0.87	0.56	0.76
Natural Gas Liquids ($/bbl)	24.42	26.43	18.99	12.03

Vermilion Energy Inc. ■ Page 51 ■ 2024 Annual Information Form

	Three Months Ended March 31, 2024	Three Months Ended June 30, 2024	Three Months Ended September 30, 2024	Three Months Ended December 31, 2024
Total Company
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	32,695	32,879	29,837	30,327
Conventional Natural Gas (mmcf/d)	274.59	269.39	280.73	279.59
Natural Gas Liquids (bbl/d)	7,046	7,196	7,547	6,612
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	104.26	108.93	103.55	100.06
Conventional Natural Gas ($/mcf)	6.10	5.69	6.57	8.47
Natural Gas Liquids ($/bbl)	34.16	31.61	27.49	29.38
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	11.04	12.26	8.15	8.97
Conventional Natural Gas ($/mcf)	0.06	0.18	0.46	0.33
Natural Gas Liquids ($/bbl)	18.24	9.75	10.35	12.14
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	4.20	5.19	5.11	5.32
Conventional Natural Gas ($/mcf)	0.23	0.29	0.30	0.26
Natural Gas Liquids ($/bbl)	5.99	4.54	5.96	4.87
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	30.79	32.10	29.10	27.55
Conventional Natural Gas ($/mcf)	1.79	1.72	1.78	2.33
Natural Gas Liquids ($/bbl)	9.32	6.42	11.82	9.18
Realized Hedging
Light Crude Oil and Medium Crude Oil ($/bbl)	(1.20)	0.16	(2.23)	(4.11)
Conventional Natural Gas ($/mcf)	(8.64)	(1.90)	(1.62)	(0.59)
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	56.62	58.20	63.28	63.31
Conventional Natural Gas ($/mcf)	12.66	5.40	5.65	6.14
Natural Gas Liquids ($/bbl)	0.61	10.90	(0.64)	3.19
North America
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	19,236	20,165	19,045	17,825
Conventional Natural Gas (mmcf/d)	160.07	165.75	164.07	167.15
Natural Gas Liquids (bbl/d)	7,046	7,196	7,547	6,612
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	91.49	104.57	96.54	93.53
Conventional Natural Gas ($/mcf)	2.14	1.29	0.90	1.98
Natural Gas Liquids ($/bbl)	34.16	31.61	27.49	29.38
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	12.62	15.58	13.04	8.48
Conventional Natural Gas ($/mcf)	0.01	(0.02)	0.03	0.25
Natural Gas Liquids ($/bbl)	18.24	9.75	10.35	12.14
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	3.14	3.65	3.73	3.94
Conventional Natural Gas ($/mcf)	0.14	0.30	0.32	0.34
Natural Gas Liquids ($/bbl)	5.99	4.54	5.96	4.87
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	29.11	31.54	27.91	32.14
Conventional Natural Gas ($/mcf)	0.73	0.39	0.27	0.72
Natural Gas Liquids ($/bbl)	10.97	8.84	8.58	10.38
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	46.62	53.80	51.86	48.97
Conventional Natural Gas ($/mcf)	1.26	0.62	0.28	0.67
Natural Gas Liquids ($/bbl)	(1.04)	8.48	2.60	1.99

Vermilion Energy Inc. ■ Page 52 ■ 2024 Annual Information Form

	Three Months Ended March 31, 2024	Three Months Ended June 30, 2024	Three Months Ended September 30, 2024	Three Months Ended December 31, 2024
International
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	13,459	12,714	10,792	12,502
Conventional Natural Gas (mmcf/d)	114.52	103.64	116.66	112.44
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	119.67	116.25	114.16	110.31
Conventional Natural Gas ($/mcf)	11.63	12.72	14.55	18.11
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	9.13	9.39	7.99	9.75
Conventional Natural Gas ($/mcf)	0.13	0.16	0.28	0.45
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	5.14	7.34	6.99	7.33
Conventional Natural Gas ($/mcf)	0.40	0.34	0.29	0.16
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	35.54	31.05	41.86	32.06
Conventional Natural Gas ($/mcf)	2.75	3.87	2.93	3.47
Natural Gas Liquids ($/bbl)	—	—	—	—
Operating Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	69.86	68.47	57.32	61.17
Conventional Natural Gas ($/mcf)	8.35	8.35	11.05	14.03
Natural Gas Liquids ($/bbl)	—	—	—	—

Marketing

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates, and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may also enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.

Vermilion’s outstanding risk management positions as at December 31, 2024 are summarized in Supplemental Table 2: Hedges, included in the Annual MD&A, available on SEDAR+ at www.sedarplus.ca and on the SEC's website at www.sec.gov.

Vermilion Energy Inc. ■ Page 53 ■ 2024 Annual Information Form

Directors and Officers

As at January 31, 2025, the directors and officers of Vermilion beneficially owned, or controlled or directed, directly or indirectly, 1,357,896 common shares representing approximately 0.9% of the outstanding common shares.

Board of Directors

Vermilion’s Board of Directors currently consists of ten directors. The directors are nominated by the Company and elected annually by Shareholders and hold office until the next annual meeting of Shareholders, or until their successors are elected or appointed.

			Year First
Name and			Elected or
Municipality of			Appointed
Residence	Committee(s)	Office Held	as Director	Principal Occupation During the Past Five Years
Myron Stadnyk Calgary, Alberta Canada	(1)	Director	2022	Since 2020, Director of Veren Inc., formerly Crescent Point Energy Corp.
Dion Hatcher Calgary, Alberta Canada		President & Chief Executive Officer and Director	2023

Since March 2023, President, Chief Executive Officer and Director of Vermilion

January 2022 to March 2023, President of Vermilion

November 2020 to December 2021 Vice President North America of Vermilion

March 2016 to November 2020, Vice President Canada Business Unit of Vermilion

James J. Kleckner Jr. Edwards, Colorado USA	(7) (9)	Director	2021

2021 to 2024, Director of Great Western Petroleum

2019 to 2021, Director of Parsley Energy

2018 to 2020, President, Chief Executive Officer and Director of Jagged Peak Energy Inc.

2016 to 2019, Director of Delonex Energy Ltd.

Carin S. Knickel Golden, Colorado USA	(4) (7) (11)	Director	2018	Since 2015, Director of Hudbay Minerals, Inc. 2015 to 2020, Director of Whiting Petroleum 2014 to 2019, Director of National MS Society (Colorado/Wyoming Chapter)
Stephen Larke Calgary, Alberta Canada	(3) (5) (10)	Director	2017	Since 2024, Director Winterspark Capital Since 2020, Director of Headwater Exploration Inc. Since 2019, Director of Topaz Energy Corp.
Timothy R. Marchant Calgary, Alberta Canada	(6) (9) (11)	Director	2010

Since 2015, Director, Valeura Energy Inc.

Since 2009, Adjunct Professor of Strategy and Energy Geopolitics, Haskayne School of Business

2022 to 2023, Director of Vaalco Energy Inc.

2020 to 2022, Director of TransGlobe Energy Corporation

2013 to 2022, Director of Cub Energy Inc.

Robert Michaleski Calgary, Alberta Canada	(3) (5)	Director	2016	2003 to 2024, Director of Coril Holdings Ltd. 2012 to 2023, Director of Essential Energy Services Ltd. 2000 to 2020, Director of Pembina Pipeline Corporation
William Roby Houston, Texas USA	(7) (8) (11)	Director	2017	Since 2020, Director of California Resources Corp. Since 2015, Chief Executive Officer of Shepherd Energy, LLC

Vermilion Energy Inc. ■ Page 54 ■ 2024 Annual Information Form

			Year First
Name and			Elected or
Municipality of			Appointed
Residence	Committee(s)	Office Held	as Director	Principal Occupation During the Past Five Years
Manjit Sharma Toronto, Ontario Canada	(2) (5)	Director	2021

Since 2023, Director of TransAlta Corporation

Since 2022, Director of Finning International Inc.

Since 2020, Director of Export Development Canada

2020 to 2023, Investment Committee of GE Canada Pension Trust

2020 to 2021, Chief Financial Officer of WSP Canada

2019 to 2021, Audit Committee of Ontario Chamber of Commerce

2013 to 2020, Audit and Investment Committee YMCA Greater Toronto

Judy Steele Halifax, Nova Scotia Canada	(3) (5) (11)	Director	2021	Since 2017, Director of Canadian Blood Services Since 2012, President and Chief Operating Officer of Emera Energy

Committees:

(1)	Chairman (Independent)
(2)	Audit Committee Chair (Independent)
(3)	Audit Committee Member (Independent)
(4)	Governance and Human Resources Committee Chair (Independent)
(5)	Governance and Human Resources Committee Member (Independent)
(6)	Health, Safety and Environment Committee Chair (Independent)
(7)	Health, Safety and Environment Committee Member (Independent)
(8)	Technical Committee Chair (Independent)
(9)	Technical Committee Member (Independent)
(10)	Sustainability Committee Chair (Independent)
(11)	Sustainability Committee Member (Independent)

Vermilion Energy Inc. ■ Page 55 ■ 2024 Annual Information Form

Officers

Name and	Office Held	Principal Occupation During the Past Five Years
Municipality of
Residence
Dion Hatcher Calgary, Alberta Canada	President & Chief Executive Officer

Since March 2023, President, Chief Executive Officer and Director of Vermilion

January 2022 to March 2023, President of Vermilion

November 2020 to December 2021, Vice President North America of Vermilion

March 2016 to November 2020, Vice President Canada Business Unit of Vermilion

Lars Glemser Calgary, Alberta Canada	Vice President & Chief Financial Officer	Since April 2018, Vice President and Chief Financial Officer of Vermilion
Tamar Epstein Calgary, Alberta Canada	General Counsel

Since August 2023, General Counsel of Vermilion

Since 2022, Board of Calgary Economic Development

2021 to 2023, General Counsel & VP ESG of Validere Technologies

2018 to 2021, General Counsel, Corporate Secretary & Director ESG of IPC Canada Ltd.

Terry Hergott Calgary, Alberta Canada	Vice President Marketing	Since April 2012, Vice President, Marketing of Vermilion
Yvonne Jeffery Calgary, Alberta Canada	Vice President Sustainability

May 2021, Vice President, Sustainability of Vermilion

August 2020 to May 2021, Director, Sustainability of Vermilion

April 2018 to August 2020, Manager Communications, Community Investment and Sustainability of Vermilion

Darcy Kerwin Calgary, Alberta Canada	Vice President International & HSE

Since November 2020, Vice President, International & HSE of Vermilion

September 2020 to November 2020, Vice President, Strategic Planning of Vermilion

February 2018 to September 2020, Managing Director, Ireland Business Unit of Vermilion

Geoff MacDonald Calgary, Alberta Canada	Vice President Geosciences	Since November 2021, Vice President, Geosciences of Vermilion March 2019 to November 2021, Chief Geoscientist of Vermilion
Randy McQuaig Calgary, Alberta Canada	Vice President North America

Since February 2024, Vice President, North America

May 2023 to February 2024, Director, Alberta and Saskatchewan Assets at Vermilion

November 2021 to May 2023, Director, Canadian Business Unit Assets at Vermilion

May 2018 to November 2021, Manager, Saskatchewan and Manitoba at Vermilion

Kyle Preston Calgary, Alberta Canada	Vice President Investor Relations	Since July 2019, Vice President, Investor Relations of Vermilion
Averyl Schraven Calgary, Alberta Canada	Vice President People and Culture

Since November 2021, Vice President, People & Culture of Vermilion

December 2020 to November 2021, Director, People and Culture of Vermilion

February 2014 to December 2020, Manager, Global Human Resources Services of Vermilion

Gerard Schut Den Haag The Netherlands	Vice President European Operations	Since July 2012, Vice President, European Operations of Vermilion

Vermilion Energy Inc. ■ Page 56 ■ 2024 Annual Information Form

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Bankruptcies

To the knowledge of Vermilion, except as described below, no director or officer of Vermilion (nor any personal holding company of any such persons) or shareholder holding a sufficient number of securities of Vermilion to affect materially the control of Vermilion: (a) is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including Vermilion) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Ms. Knickel was a Board member of Whiting Petroleum Corporation, from 2015 to 2020, which declared bankruptcy in April 2020 and emerged from bankruptcy in September 2020.

Cease trade orders

To the knowledge of Vermilion, no director or executive officer of Vermilion (nor any personal holding company of any of such persons) is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including Vermilion), that: (a) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Penalties or sanctions

To the knowledge of Vermilion, no director or executive officer of Vermilion (nor any personal holding company of any of such persons), or shareholder holding a sufficient number of securities of Vermilion to affect materially the control of Vermilion, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Vermilion Energy Inc. ■ Page 57 ■ 2024 Annual Information Form

Description of Capital Structure

Credit ratings

Credit ratings affect the Company's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the credit rating of the Company or the Company's debt or a negative change in the Company's ratings outlook could adversely affect the Company's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company's ability to enter into ordinary course hedging arrangements or contracts with customers and suppliers.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Senior Unsecured Notes and the Company are not recommendations to purchase, hold or sell such securities and are not a comment upon the market price of the Company's securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Senior Unsecured Notes or the common shares in any secondary markets. Vermilion does not undertake any obligation to maintain the ratings or to advise holders of the Senior Unsecured Notes or the common shares of any change in ratings. Each agency's rating should be evaluated independently of any other agency's rating.

Vermilion provides an annual fee to S&P Global Ratings (“S&P”), Moody’s Investors Service (“Moody’s”), and Fitch Ratings (“Fitch”) for credit rating services. Vermilion has paid each of S&P, Moody’s, and Fitch its respective fees in connection with the provision of the below ratings. Over the past two years, in addition to the aforementioned fees, Vermilion has made payments in respect of certain other services provided to the Company by S&P, Moody’s, and Fitch.

As at March 5, 2025, Vermilion had the following credit ratings from S&P, Moody’s, and Fitch:

Rating Agency	Company Rating	Outlook	Senior Unsecured Notes
S&P (1)	B+ (1)	Stable	BB- (4)
Moody's (2)	B1 (2)	Positive	B3 (5)
Fitch (3)	BB- (3)	Negative	BB- (6)

Notes:

(1)

S&P rates long-term corporate credit ratings by rating categories ranging from a high of "AAA" to a low of "D". Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An obligor rated “B+” is within the sixth highest of the ten categories, and is characterized by S&P as more vulnerable in the near term than obligors rated "BB", but has the capacity to meet its financial commitments on the obligation. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments.

(2)

Moody's corporate family ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, with 3 indicating a ranking in the lower end of the generic rating category. A rating of B1 by Moody’s is within the sixth highest of nine categories. An obliger rated B1 is considered non-investment grade speculative and is subject to high credit risk.

(3)

Fitch’s corporate credit rating categories range from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. Rating outlooks may be provided to direct where a rating may potentially move within the next year or two, and fall under four outlooks: “positive”, “stable”, “negative”, or “evolving”. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

(4)

S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated "BB-" is characterized as less vulnerable to nonpayment than other speculative issues. However, an obligation rated "BB-" faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The "BB" category is the fifth highest of the ten available categories.

(5)

Moody’s long-term obligations ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, with 3 indicating a ranking in the lower end of the generic rating category. A rating of B3 by Moody’s is within the sixth highest of nine categories. Obligations rated B3 are considered non-investment grade speculative and are subject to high credit risk.

(6)

Fitch’s long-term debt instrument ratings are categorized from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

Vermilion Energy Inc. ■ Page 58 ■ 2024 Annual Information Form

Common shares

The Company is authorized to issue an unlimited number of common shares. Each common share entitles the holder to receive notice of and to attend all meetings of Shareholders and to one vote at any such meeting. The holders of common shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the common shares. The holders of common shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among the Shareholders for the purpose of winding-up the Company’s affairs.

Awards pursuant to which a holder may receive Common Shares have been issued under certain Vermilion compensation arrangements. See Vermilion's annual financial statements (the "Annual Financial Statements") as at and for the year ended December 31, 2024 (a copy of which is available on SEDAR+ at www.sedarplus.ca and on the SEC's website at www.sec.gov under Vermilion’s profile) for further details regarding the amount and value of such awards.

Dividend history

The Company paid a monthly dividend from January 2003 through March 2020. The dividend was suspended in April 2020 in response to the deterioration in near-term commodity prices and worsening outlook for global oil demand as a result of the COVID-19 pandemic and OPEC+ oil price war. Vermilion has a long history of paying dividends and we remain strong proponents of returning capital to Shareholders and as a result of our focus on financial strength we reinstated the dividend in the first quarter of 2022 and subsequently increased the per common share amounts in the second quarter of 2022, the first quarter of 2023, the first quarter of 2024, and the first quarter of 2025.

Solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends must be satisfied prior to the declaration of a dividend. In addition, decisions with respect to the declaration of dividends on the common shares are made by the Board of Directors on the basis of the Company's net earnings, financial requirements, and other conditions.

The following table sets forth the history of Vermilion's dividend per unit or common share:

Date	Frequency	Dividend per unit or common share
January 2003 to December 2007	Monthly	$0.170
January 2008 to December 2012	Monthly	$0.190
January 2013 to December 2013	Monthly	$0.200
January 2014 to March 2018	Monthly	$0.215
April 2018 to February 2020	Monthly	$0.230
March 2020	Monthly	$0.115
April 2022 to July 2022	Quarterly	$0.060
August 2022 to March 2023	Quarterly	$0.080
April 2023 to March 2024	Quarterly	$0.100
April 2024 to March 2025	Quarterly	$0.120
April 2025 onwards	Quarterly	$0.130

The following table outlines dividends declared per common share for each of the three most recently completed financial years:

Date	Dividends per common share
2022	$0.28
2023	$0.40
2024	$0.48

In conjunction with the release of our 2025 budget in December 2024, we increased the quarterly dividend by 8% to $0.13 per common share, effective with the Q1 2025 dividend payable April 15, 2025. Vermilion intends to generate strong compounded returns for investors through a combination of ratable dividend increases, continued share repurchases, and modest production growth. The dividend of $0.13 per common share for Q1 2025 was declared on March 5, 2025.

Vermilion Energy Inc. ■ Page 59 ■ 2024 Annual Information Form

Debt

As at December 31, 2024, Vermilion’s total debt is primarily comprised of the outstanding Senior Unsecured Notes and the Revolving Credit Facility. Subsequent to December 31, 2024 Vermilion issued the 2033 Notes and closed the Westbrick acquisition which added the Term Loan to its debt structure.

The Senior Unsecured Notes

On March 13, 2017, Vermilion issued US$300 million aggregate principal amount of senior unsecured notes with a maturity date of March 15, 2025 and a fixed coupon of 5.625% per annum.

On April 26, 2022, Vermilion issued US$400 million aggregate principal amount of senior unsecured notes with a maturity date of May 1, 2030 and a fixed coupon of 6.875% per annum.

On February 11, 2025, Vermilion issued US$400 million aggregate principal amount of senior unsecured notes with a maturity date of February 13, 2033 and a fixed coupon of 7.250% per annum.

For additional information, including the amounts outstanding under the Senior Unsecured Notes, see Note 13 of the Annual Financial Statements (a copy of which is available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov).

The Revolving Credit Facility

As at December 31, 2024, Vermilion had in place a bank revolving credit facility maturing May 26, 2028 which can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

On May 17, 2024, the maturity date of the facility was extended to May 26, 2028 (previously May 28, 2027) and the total facility amount of $1.6 billion was reduced to $1.35 billion, with an accordion feature to increase the aggregate amount available under the facility to $1.6 billion. As at December 31, 2024, the revolving credit facility was undrawn. The Revolving Credit Facility includes certain financial covenants for which Vermilion was in compliance with at December 31, 2024. For additional information, including the financial covenants of the Revolving Credit Facility, see Note 13 of the Annual Financial Statements (a copy of which is available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.).

The Term Loan

In December 2024, in connection with the Westbrick acquisition, Vermilion entered into the fully underwritten $250 million term loan maturing May 2028 through a debt commitment letter with TD Securities Inc. (acting as underwriter). On January 28, 2025, the Term Loan was subsequently increased to $450 million.

Vermilion Energy Inc. ■ Page 60 ■ 2024 Annual Information Form

Market for Securities

Trading price and volume

The Common Shares of the listed and posted for trading on the TSX and the New York Stock Exchange (“NYSE”) under the symbol VET. The following table sets forth the closing price range and trading volume of the Common Shares on the TSX for the periods indicated:

2024	High	Low	Close	Volume
January	$16.67	$14.03	$14.45	15,499,533
February	$15.25	$13.30	$15.08	13,101,312
March	$16.99	$14.60	$16.84	21,074,116
April	$17.56	$15.86	$15.86	14,114,797
May	$17.15	$15.26	$16.86	16,588,607
June	$16.97	$14.73	$15.06	15,604,754
July	$15.70	$13.95	$14.85	16,088,016
August	$14.60	$12.82	$13.87	18,105,519
September	$13.69	$11.87	$13.20	16,882,594
October	$14.35	$12.79	$12.98	15,498,343
November	$15.17	$12.86	$14.37	18,272,873
December	$14.43	$11.84	$13.53	17,554,807

Vermilion Energy Inc. ■ Page 61 ■ 2024 Annual Information Form

Audit Committee Matters

Audit committee charter

Vermilion has established an audit committee (the “Audit Committee”) to assist the Board of Directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls, and the external audit process of the Company. The Audit Committee Mandate is set out in Appendix “C” to this AIF.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
Manjit Sharma (Chair)	Yes	Yes

Manjit K. Sharma is a Corporate Director. Ms. Sharma served most recently as Interim Chief Financial Officer of WSP Canada Inc., a leading professional services consulting firm, from 2020 to 2021. Prior to WSP Canada, she was on the National Executive Team of General Electric Canada (GE Canada), serving as Chief Financial Officer from 2016 to 2019. From 1999 to 2016, she held various senior positions with GE Canada, with responsibilities that spanned strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, and diversity and inclusion. Ms. Sharma currently serves as a board member of each of Vermilion Energy Inc., TransAlta Corporation and Export Development Canada. Ms. Sharma holds a Bachelor of Commerce degree (with Honours) from the University of Toronto, is a Fellow Chartered Accountant and holds the ICD.D Directors designation and the GCB.D Global Competent Board designation. In 2019, Ms. Sharma was recognized as one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network.

Robert Michaleski	Yes	Yes

Mr. Michaleski holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and is a Chartered Accountant. He has over 40 years of experience in various senior management and executive capacities at Pembina Pipeline Corporation. He was Chief Executive Officer from 2000 to 2013 and also President from 2000 to 2012. He was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He was a Director of Pembina from 2000 to 2020, a Director of Essential Energy Services Ltd. since 2012, and a Director of Coril Holdings Ltd. since 2003. He is a member of the Institute of Corporate Directors. Mr. Michaleski has also held various leadership roles with the United Way of Calgary and Area, including Co-Chair of the General Oil and Gas Division and Chair of the Board of Directors

Stephen Larke	Yes	Yes

Mr. Larke holds a Bachelor of Commerce (Distinction) degree from the University of Calgary and is a Chartered Financial Analyst. He brings over 25 years of experience in energy capital markets, including research, sales, trading, and equity finance. Mr. Larke also currently serves as a Director for Headwater Exploration Inc., Topaz Energy Corp., and Winterspark Capital, a private equity company. From 2017 to 2018, he was Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta. From 2005 to 2015, Mr. Larke was Managing Director and Executive Committee member with Peters & Co., an independent energy investment firm based in Calgary. From 1997 to 2005, he was Vice-President and Director with TD Newcrest.

Judy Steele	Yes	Yes

Ms. Steele has more than 25 years of experience in various energy businesses including natural gas and power trading and marketing; and wind, biomass and natural gas fired electricity generation.  Currently, Ms. Steele is the President and Chief Operating Officer of Emera Energy, the Energy Marketing and Trading subsidiary of Emera Inc, where she is responsible for commercial performance, operations, business growth and development, risk management and team leadership and development. She is a member of the Emera Inc. Corporate Leadership Team, and Emera’s Sustainability Management Committee and Leadership Safety Advisory Council. Prior to her current role Ms. Steele held a variety of Executive and Senior Management positions within Emera Inc. including Chief Financial Officer.  Ms. Steele is currently a Board member of Canadian Blood Services, and Chair of its Finance and Audit Committee. She previously served as Director, and Chair of the Audit Committee for The Halifax Port Authority; and was National Chair of the Canadian Breast Cancer Foundation and a Governor of St. Francis Xavier University.  Ms. Steele is a Fellow Chartered Professional Accountant.

External audit service fees

Prior to the commencement of any work, fees for all audit and non-audit services provided by the Company’s auditors must be approved by the Audit Committee.

During the years ended December 31, 2024 and 2023, Deloitte LLP (PCAOB ID No. 1208), the auditors of the Company, received the following fees from the Company:

Item	2024	2023
Audit fees (1)	$2,703,868	$2,794,556
Audit-related fees (2)	$93,954	$42,203
Tax fees (3)	$63,068	$64,164
Total	$2,860,890	$2,900,923

Vermilion Energy Inc. ■ Page 62 ■ 2024 Annual Information Form

Notes:

(1)	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company's financial statements for the years ended December 31, 2024 and 2023.
(2)	Audit-related fees billed by Deloitte LLP for other assurance engagements required by management or regulation.
(3)	Tax fees consist of fees for tax compliance services in various jurisdictions.

Conflicts of Interest

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Vermilion is not aware of any existing or potential material conflicts of interest between Vermilion and a director or officer of Vermilion.

Interest of Management and Others in Material Transactions

No director or officer of the Company, nor any other insider of the Company, nor their associates or affiliates has or has had, at any time within the three most recently completed financial years ending December 31, 2024, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

Legal Proceedings and Regulatory Actions

The Company is not party to any material legal proceedings as of March 5, 2025 and was not party to any material legal proceedings during its most recently completed financial year. There are no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

Material Contracts

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts within the most recently completed financial year, or before the most recently completed financial year which are still in effect.

Interests of Experts

As at the date hereof, principals of McDaniel & Associates, the independent engineers for the Company, personally disclosed in certificates of qualification that they neither had nor expect to receive any common shares. The principals of McDaniel & Associates and their employees (as a group) beneficially own less than one percent of any of the Company’s securities.

Deloitte LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

Vermilion Energy Inc. ■ Page 63 ■ 2024 Annual Information Form

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common shares is Odyssey Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario and Vancouver, British Columbia.

Risk Factors

The following is a summary of certain risk factors relating to the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. Additional risks and uncertainties not currently known to Vermilion that it currently views as immaterial may also materially and adversely affect its business, financial condition and/or results of operations. Shareholders and potential investors should carefully consider the information contained herein and, in particular, the following risk factors.

Market risks

Volatility of oil and gas prices

The Company's reserves, financial performance, financial position, and cash flows are dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated materially during recent years and are determined by supply and demand factors. Supply factors can include availability (or lack thereof) of transportation capacity and production curtailments by independent producers or by OPEC members. Demand factors can be impacted by general economic conditions, supply chain requirements, environmental and other factors. Environmental and other factors include changes in weather, weather patterns, fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technology advances in fuel economy and energy generation devices. Shifts in supply and demand for certain commodities, products, and services may occur as climate-related risks are increasingly taken into account.

Constraints at processing facilities and/or on transportation

The Company delivers its products via gathering and processing facilities, pipeline systems, trucks, rail, and tanker. The amount of crude oil, natural gas, and NGLs that the Company can produce and sell is subject to the availability, proximity, and capacity of these systems and related infrastructure. Unexpected shutdowns or curtailment of capacity of gathering and processing facilities, and pipeline systems, or an inability to secure trucks, rail, or tankers could affect the Company's production, operations, and financial results. The Company's production may flow through third party facilities which the Company does not control and these facilities may discontinue or decrease operations as result of normal course service requirements, unexpected events or otherwise. A discontinuation or decrease of operation of these third party facilities could have a material adverse effect on the Company's ability to process it's production and deliver to market. Midstream and pipeline companies may take actions to maximize their return on investment, which may in turn adversely affect producers and shippers.

Volatility of foreign exchange rates

The Company's reserves, financial performance, financial position, and cash flows are affected by prevailing foreign exchange rates. An increase in the exchange rate for the Canadian dollar versus the US dollar and Euro would reduce the Canadian equivalent cash receipts for Vermilion's production. Conversely, a decrease in the exchange rate for the Canadian dollar versus the US dollar and Euro would increase the Canadian equivalent cash outflows for Vermilion's operating and capital expenditures.

Volatility of market price of Common Shares

The market price of the common shares may be volatile and this volatility may affect the ability of Shareholders to sell common shares at an advantageous price. Market price fluctuations in the common shares may be due to: the Company’s operating results or financial performance failing to meet the expectations of securities analysts or investors in any quarter; downward revision in securities analysts’ estimates; governmental regulatory action; adverse change in general market conditions or economic trends; acquisitions, dispositions or other material public announcements by the Company or its competitors. In addition, the market price for securities in stock markets including Common Shares may experience significant price and trading fluctuations. These fluctuations may result in volatility in the market prices of securities that may be unrelated or disproportionate to changes in the Company's operating and financial performance.

Vermilion Energy Inc. ■ Page 64 ■ 2024 Annual Information Form

Hedging arrangements

Vermilion may enter into agreements to fix commodity prices, interest rates, and foreign exchange rates to offset the risks affecting the business. To the extent that Vermilion engages in price risk management activities to protect the Company from unfavourable fluctuations in prices and rates, the Company may also be prevented from realizing the full benefits of favourable fluctuations in prices and rates.

To the extent that risk management activities and hedging strategies are employed to address these risks, the Company would also be exposed to risks associated with such activities and strategies, including: counterparty risk, settlement risk, basis risk, liquidity risk and market risk. These risks could impact or negate any benefits of risk management activities and hedging strategies.

In addition, commodity hedging arrangements could expose the Company to the risk of financial loss if: production falls short of the hedged volumes; there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangements; or a sudden unexpected event materially impacts oil and natural gas prices.

Inflationary pressures

The Company’s financial position, financial performance, and cash flows are impacted by global inflation. An increase in inflation could impact the costs of to operate our business, including future capital expenditures, recurring costs to operate, and commodity prices.

Operational risks

Increase in operating costs or a decline in production level

The Company's financial performance, financial position, and cash flows are affected by the Company's operating costs and production levels. Operating costs may increase and production levels may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control.

Production levels may decline due to an inability for Vermilion to market oil and natural gas production. This could result from the availability, proximity and capacity of gathering systems, pipelines and processing facilities that Vermilion depends on in the jurisdictions in which it operates.

Operating costs could increase as a result of blowouts, environmental damage, unforeseen circumstances related to climate-change, and other unexpected and dangerous conditions which could result from a number of operating and natural hazards associated with Vermilion's operations. In addition to higher costs, Vermilion may have a potential liability to regulators and third parties as a result. Vermilion maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.

Operator performance and payment delays

Continuing production from a property are dependent upon the ability of the operator of the property, and the operator may fail to perform these functions properly. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Weather conditions

Vermilion's operations may be impacted by changing weather conditions, which may include: changes in temperature extremes, changes in precipitation patterns (including drought and flooding), rising sea levels, and increased severity of extreme weather events such as cyclones, wildfires or floods. These events can impact Vermilion's operations, causing shutdowns and increased costs. In the Netherlands, rising water levels could impact facilities below sea level and in Australia a severe cyclonic event could cause damage to the Company's Wandoo platform. In North America, wildfires may restrict or could interfere with the Company's operations, increasing its costs and otherwise negatively impact its operations.

Vermilion Energy Inc. ■ Page 65 ■ 2024 Annual Information Form

Cost of new technology

The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and natural gas companies may have greater financial, technical and personnel resources that provide them with technological advantages and may in the future allow them to implement new technologies before Vermilion does. There can be no assurance that Vermilion will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete.

Regulatory and political risks

Tax, royalty, and other government legislation

Income tax laws, royalty and other government legislation relating to the oil and gas industry in the jurisdictions in which the Company operates may change in a manner that adversely affects Vermilion.

Vermilion is exposed to increased taxation and royalties due to windfall taxes on profits. Windfall taxes have been substantively enacted within the European Union for oil and gas companies for 2022 and/or 2023 at a minimum rate of 33% calculated on taxable profits above a 20% increase in the average yearly taxable profits as compared to 2018 to 2021. The windfall tax does not apply to 2024 or later years. There is risk that windfall taxes or similar mechanisms will be re-enacted or similar legislation could be enacted in other jurisdictions that Vermilion operates in periods of extraordinary commodity prices.

Government regulations

Vermilion's operations are governed by many levels of governments in which jurisdiction the Company operates. Vermilion is subject to laws and regulations regarding environment, health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licenses. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed, not obtained, or revoked, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in reduced production and increased capital, operating and compliance costs.

Policy and legal risks

Policy actions that attempt to constrain actions that contribute to the adverse effects of climate change or policy actions that seek to promote adaptation to climate change continue to evolve. Policy changes could include implementing carbon-pricing mechanisms to reduce GHG emissions, shifting energy-efficient solutions, and promoting more sustainable land-use practices. The risks and financial impact of policy changes depend on the nature and timing of the policy change.

Vermilion may be exposed to increased litigation risk relating to climate change. The oil and gas industry has seen an increase in climate-related litigation claims being brought before the courts by property owners, municipalities, and public interest organizations. Some of these claims include the failure of organizations to mitigate the impacts of climate change, failure to adapt to climate change, and the insufficiency of disclosure around material financial risks. As the value of loss and damage arising from climate change increases, litigation risk will also grow.

Political events and terrorist attacks

Political events throughout the world that cause disruptions in the supply of oil affect the marketability and price of oil and natural gas acquired or discovered by Vermilion. Political developments arising in the countries in which Vermilion operates have a significant impact on the price of oil and natural gas.

Vermilion’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of Vermilion’s properties, wells or facilities or any infrastructure on which the Company relies are the subject of a terrorist attack, such attack may have a material adverse effect on Vermilion’s financial performance, financial position, and cash flows.

Vermilion Energy Inc. ■ Page 66 ■ 2024 Annual Information Form

Financing risks

Discretionary nature of dividends and share buybacks

The declaration and payment (including the amount thereof) of future cash dividends and the amount of share buybacks under the NCIB, if any, is subject to the discretion of the Board of Directors and may vary depending on a variety of factors and conditions, including the satisfaction of the liquidity and solvency tests under the ABCA for the declaration and payment of dividends and the amount of the Company's cash flows. The Company's cash flows may be impacted by risks affecting the Company's business including: fluctuations in commodity prices, foreign exchange and interest rates; production and sales volume levels; production costs; capital expenditure requirements; royalty and tax burdens; external financing availability, and debt service requirements.

Depending on these and other factors considered relevant to the declaration and payment of dividends and the authorization of share buybacks by the Board of Directors and management of the Company, the Company may change its dividend policy and (or) approach to the share buybacks from time to time. Any reduction of dividends and/or share buybacks may adversely affect the market price or value of Common Shares.

Additional financing

The Revolving Credit Facility and any replacement credit facility may not provide sufficient liquidity. The amounts available under the Revolving Credit Facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all.

To the extent that external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired. To the extent the Company is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available that may be declared payable as dividends will be reduced.

Debt service

Vermilion may finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its debt obligations.

Lenders may be provided with security over substantially all of the assets of Vermilion and its subsidiaries. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of Vermilion and/or its Subsidiaries.

Variations in interest rates and foreign exchange rates

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt. A decrease in the exchange rate of the Canadian dollar versus the US dollar would result in higher interest and ultimate principle payment on the Senior Unsecured Notes.

Environmental risks

Environmental legislation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial, state and federal legislation. A breach of such legislation may result in the imposition of fines, the issuance of clean up orders in respect of Vermilion or its assets, or the loss or suspension of regulatory approvals. Such legislation may include carbon taxes, enhanced emissions reporting obligations, mandates on the equipment specifications, and emissions regulations. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. In addition, such legislation may inhibit Vermilion's ability to operate the Company's assets and may make it more difficult for Vermilion to compete in the acquisition of new property rights. Presently, the Company does not believe the financial impact of these regulations on capital expenditures and earnings will be material. However, the Company actively monitors and assesses its exposure to this legislation.

Vermilion expects to incur abandonment and reclamation costs in the ordinary course of business as existing oil and gas properties are abandoned and reclaimed. These costs may materially differ from the Company's estimates due to changes in environmental regulations.

Vermilion Energy Inc. ■ Page 67 ■ 2024 Annual Information Form

Vermilion's exploration and production facilities and other operations and activities emit some amount of greenhouse gases, which may be subject to legislation regulating emissions of greenhouse gases. This may result in a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. It is possible that future regulations may require further reductions of emissions or emissions intensity.

Hydraulic fracturing regulations

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate oil and natural gas production. Hydraulic fracturing is used to produce commercial quantities of oil and natural gas from reservoirs that were previously unproductive. Hydraulic fracturing has featured prominently in recent political, media and activist commentary on the subject of water usage and environmental damage. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs, third party or governmental claims, and could increase Vermilion's costs of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations, which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves, as well as increase costs.

With activist groups expressing concern about the impact of hydraulic fracturing on the environment and water supplies, Vermilion's corporate reputation may be negatively affected by the negative public perception and public protests against hydraulic fracturing. In addition, concerns regarding hydraulic fracturing may result in changes in regulations that delay the development of oil and natural gas resources and adversely affect Vermilion's costs of compliance and reputation. Changes in government may result in new or enhanced regulatory burdens in respect of hydraulic fracturing which could affect Vermilion's business.

Climate change

In addition to other climate-related risks discussed elsewhere in this AIF, Vermilion faces transition risks and physical risks, which are described in detail in the Annual MD&A available on SEDAR+ at www.sedarplus.ca and on the SEC's website at www.sec.gov.

Transition risks are risks that relate to the transition to a lower-carbon economy. Transition risks impact the volatility of oil and gas prices (as consumer demand for oil and gas may decrease); environmental legislation and hydraulic fracturing regulations (which may delay or restrict the development of oil and gas); the ability to obtain additional financing (as sources of financing for oil and gas development may become more restricted); and the reliance on key personnel, management, and labour (as the workforce may transition to other sources of energy development). Practices and disclosures relating to environmental matters, including climate change, are attracting increasing scrutiny by stakeholders. Vermilion’s response to addressing environmental matters can impact the Company’s reputation and affect the Company's ability to hire and retain employees; to compete for reserve acquisitions, exploration leases, licenses and concessions; and to receive regulatory approvals required to execute operating programs.

Physical risks relate to the physical impact of climate change, which can be event driven (acute) or longer-term shifts (chronic) in climate patterns. Physical risks can have financial implications for the Company, such as direct damage to assets and indirect impacts from production disruptions. Physical risks may also increase Vermilion's operating costs.

Acquisition and expansion risks

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licenses, concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Vermilion Energy Inc. ■ Page 68 ■ 2024 Annual Information Form

International operations and future geographical/industry expansion

The operations and expertise of Vermilion's management are currently focused primarily on oil and natural gas production, exploration and development in three geographical regions, North America, Europe and Australia. In the future Vermilion may acquire or move into new industry related activities, enter into new geographical areas, or acquire different energy related assets. These actions may result in unexpected risks or alternatively, significantly increase the Company's exposure to one or more existing risk factors.

Acquisition assumptions

When making acquisitions, Vermilion estimates the future performance of the assets to be acquired. These estimates are subject to inherent risks associated with predicting the future performance of those assets. These estimates may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them.

Failure to realize anticipated benefits of prior acquisitions

Vermilion may complete one or more acquisitions for various strategic reasons including to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. In order to achieve the benefits of any future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Company. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during the process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion's ability to achieve the anticipated benefits of such prior acquisitions.

Reserve estimates

Reserves and estimated future net revenue to be derived from reserves are estimates and have been independently evaluated by McDaniel & Associates. The estimation of reserves is a complex process and requires significant judgment. Actual production and ultimate reserves will vary from those estimates and these variations may be material.

Assumptions incorporated into the estimation of reserves are based on information available when the estimate was prepared. These assumptions are subject to change and many are beyond the Company's control. These assumptions include: initial production rates; production decline rates; ultimate recovery of reserves; timing and amount of capital expenditures; marketability of production; future prices of crude oil and natural gas; operating costs; well abandonment costs; royalties, taxes, and other government levies that may be imposed over the producing life of the reserves.

In addition, estimates of reserves that may be developed and produced in the future are often based on methods other than actual production history, including: volumetric calculations, probabilistic methods, and upon analogy to similar types of reserves. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves. As such, reserve estimates may require revision based on actual production experience.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Company's properties. The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

Vermilion Energy Inc. ■ Page 69 ■ 2024 Annual Information Form

Other risks

Cyber security

Vermilion manages cyber security risk by ensuring appropriate technologies, processes and practices are effectively designed and implemented to help prevent, detect and respond to threats as they emerge and evolve. The primary risks to Vermilion include, loss of data, destruction or corruption of data, compromising of confidential customer or employee information, leaked information, disruption of business, theft or extortion of funds, regulatory infractions, loss of competitive advantage and damage to the Company's reputation. Vermilion relies upon a variety of advanced controls as protection from such attacks including:

a)	Enterprise class firewall infrastructure, secure network architecture and anti-malware defense systems to protect against network intrusion, malware infection and data loss.
b)

Regularly conducted comprehensive third party reviews and vulnerability assessments to ensure that information technology systems are up-to-date and properly configured, to reduce security risks arising from outdated or misconfigured systems and software.

c)	Disaster recovery planning, ongoing monitoring of network traffic patterns to identify potential malicious activities or attacks.

Incident response processes are in place to isolate and control potential attacks. Data backup and recovery processes are in place to minimize risk of data loss and resulting disruption of business. Through ongoing vigilance and regular employee awareness, Vermilion has not experienced a cyber security event of a material nature in the last three years. As it is difficult to quantify the significance of such events, cyber attacks such as, security breaches of company, customer, employee, and vendor information, as well as hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data, may in certain circumstances be material and could have an adverse effect on Vermilion’s business, financial condition and results of operations. As result of the unpredictability of the timing, nature and scope of disruptions from such attacks, Vermilion could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of its systems and networks or financial losses, any of which could have a material adverse effect on Vermilion’s competitive position, financial condition or results of operations.

Accounting adjustments

The presentation of financial information in accordance with IFRS Accounting Standards requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements and such adjustments may be viewed unfavourably by the market and may result in an inability to borrow funds or a decline in price of Common Shares.

Ineffective internal controls

Effective internal controls are necessary for Vermilion to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken and will undertake a number of procedures in order to help ensure the reliability of its financial reports, including those that may be imposed on Vermilion under Canadian securities laws and applicable US federal and state securities laws, Vermilion cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Vermilion's results of operations or cause the Company to fail to meet its reporting obligations. Additionally, implementing and monitoring effective internal controls can be costly. If Vermilion or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in Vermilion's consolidated financial statements and may result in a decline in the price of Common Shares.

Reliance on key personnel, management, and labour

Vermilion's success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Vermilion does not have any key person insurance in effect. The contributions of Vermilion's existing management team to immediate and near term operations are likely to be of central importance. In addition, the labour force in certain areas in which the Company operates is limited and the competition for qualified personnel in the oil and natural gas industry is intense. Vermilion expects that similar projects or expansions will proceed in the same area during the same time frame as the Company's projects. Vermilion's projects require experienced employees, and such competition may result in increases in compensation paid to such personnel or in a lack of qualified personnel. There can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of the business.

Vermilion Energy Inc. ■ Page 70 ■ 2024 Annual Information Form

Potential conflicts of interest

Circumstances may arise where members of the Board of Directors or officers of Vermilion are directors or officers of companies which compete with Vermilion. No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

Geopolitical tensions and trade policy

As a global gas producer, Vermilion's profitability is impacted by economic factors, including geopolitical tensions and trade policy decisions in the countries in which it operates, as well as countries that impact global gas supply and demand.

Ongoing global geopolitical tensions, including the war in Ukraine and conflicts in the Middle East, may have significant economic implications. Russia’s invasion of Ukraine in 2022 has disrupted regional oil and gas supplies, leading to widespread sanctions against Russia, which in turn have caused macroeconomic instability, meanwhile instability in the Middle East may continue to further threaten the global economies.

The global geopolitical landscape is also being significantly shaped by the policies of the Trump administration, particularly in relation to trade and tariffs. The potential imposition of tariffs, especially on Canadian goods, including crude oil, may create economic challenges for the oil and gas sector. These trade barriers if fully enacted may disrupt supply chains, raise costs, and impact the competitiveness of Canadian exports.

The other risks disclosed in this Risk Factors section may be exacerbated as a result of these geopolitical tensions and trade policy decisions, which may impact market risks including volatility of current and expected oil and gas prices, foreign exchange rates, market prices of common shares; regulatory and political risks including tax, royalty, and other government legislation; financing risks including additional financing, debt service, variations in interest rates; acquisition and expansion risks including international operations and future geographical/industry expansion, acquisition assumptions, failure to realize anticipated benefits of prior acquisitions.

Vermilion Energy Inc. ■ Page 71 ■ 2024 Annual Information Form

Additional Information

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca and on the SEC's website at www.sec.gov under Vermilion’s profile. Additional information related to the remuneration and indebtedness of the directors and officers of the Company, and the principal holders of common shares and securities authorized for issuance under the Company's equity compensation plans, where applicable, are contained in the information circular of the Company in respect of its most recent annual meeting of Shareholders involving the election of directors. Additional financial information is provided in the Annual Financial Statements and Annual MD&A for the year ended December 31, 2024.

Vermilion Energy Inc. ■ Page 72 ■ 2024 Annual Information Form

Appendix A

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

Terms to which a meaning is ascribed in NI 51-101 have the same meaning herein.

To the Board of Directors of Vermilion Energy Inc. (the "Company"):

1.

We have evaluated the Company’s reserves data as at December 31, 2024. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2024, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2024, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Board of Directors:

		Location of Reserves		Net Present Value of Future Net Revenue
Independent Qualified Reserves	Effective Date of	(Country or Foreign		(before income taxes, 10% discount rate - $M)
Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
McDaniel & Associates Consultants Ltd	December 31, 2024	Australia	—	378,413	—	378,413
McDaniel & Associates Consultants Ltd	December 31, 2024	Canada	—	2,358,113	—	2,358,113
McDaniel & Associates Consultants Ltd	December 31, 2024	CEE	—	116,186	—	116,186
McDaniel & Associates Consultants Ltd	December 31, 2024	France	—	614,929	—	614,929
McDaniel & Associates Consultants Ltd	December 31, 2024	Germany	—	884,871	—	884,871
McDaniel & Associates Consultants Ltd	December 31, 2024	Ireland	—	825,708	—	825,708
McDaniel & Associates Consultants Ltd	December 31, 2024	Netherlands	—	223,603	—	223,603
McDaniel & Associates Consultants Ltd	December 31, 2024	United States	—	418,037	—	418,037
Total			—	5,819,860	—	5,819,860

6.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.
8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

McDaniel & Associates Consultants Ltd., Calgary, Alberta, Canada, March 4, 2025

"Michael J. Verney"
Michael J. Verney, P.Eng.
Executive Vice President

Vermilion Energy Inc. ■ Page 73 ■ 2024 Annual Information Form

Appendix B

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data and related future net revenue as at December 31, 2024, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A to the Annual Information Form of the Company for the year ended December 31, 2024.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;
(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and
(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and
(c)	the content and filing of this report.

Because the reserves data is based on judgments regarding future events, actual results will vary and the variations may be material.

“Dion Hatcher”
Dion Hatcher, President and Chief Executive Officer

"Lars Glemser"
Lars Glemser, Vice President and Chief Financial Officer

“Myron Stadnyk”
Myron Stadnyk, Director and Chairman of the Board

“William Roby”
William Roby, Director

March 5, 2025

Vermilion Energy Inc. ■ Page 74 ■ 2024 Annual Information Form

Appendix C

Audit Committee Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") of Vermilion Energy Inc. (the "Corporation") in its oversight role with respect to matters including:

i.	the Corporation’s accounting and financing reporting processes and the audit of the Corporation’s financial statements;
ii.	the quality and integrity of financial information;
iii.	the Corporations’ compliance with legal and regulatory requirements;
iv.	the effectiveness of the Corporation’s systems of disclosure controls and internal controls regarding finance, accounting, legal, regulatory compliance and ethics;
v.	the effectiveness or risk management and compliance practices;
vi.	recommend the independent external auditors’ appointment (the “auditor”) performance, qualifications and independence;
vii.	related party transactions; and
viii.	the preparation of a report of the Committee to be included in the annual management proxy circular of the Corporation,

with management of the Corporation responsible for the Corporation's financial reporting, information systems, risk management, disclosure controls, internal controls and compliance.

1.	Committee Structure and Operations

1.1	The Committee shall consist of not less than three directors and not more than five directors.
1.2

Each member of the Committee shall satisfy the applicable independence(1) and experience requirements of the laws governing the Corporation and the applicable rules of any stock exchange on which the Corporation’s securities are listed.

1.3

All Committee members shall be "financially literate"(2), and at least one member shall have "accounting or related financial expertise" as such terms are interpreted by the Board in its business judgment in light of, and in accordance with, the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Corporation’s securities are listed.

1.4

No Committee member shall serve on the audit committees of more than two other public issuers without prior determination by the Board that such simultaneous service would not impair the member's independence or the ability of such member to serve effectively on the Committee.

1.5	The Committee shall meet at least four times each year.
1.6	The Committee shall meet in-camera without management present with: (i) the external auditor, (ii) the internal auditor; and (iii) the members of the Committee.

2.	Financial Information and Reporting

2.1	The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes the responsibility to:

i.	Review and recommend approval of the Corporation's annual financial statements and related MD&A and earnings press releases.
ii.	Review and recommend approval of the Corporation's quarterly financial statements and related MD&A and earnings press releases.
iii.

Ensure adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Corporation's filed financial reporting, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures.

iv.	Review and recommend approval by the Board of the Corporation's Annual Information Form and any financing disclosure documents (as required).

1

Committee members must be “independent”, as defined in Sections 1.4 and 1.5 of National Instrument 52-110 and ‘‘independent’’ under the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual.

2

The Board has adopted the NI 52-110 definition of "financial literacy", which is an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Vermilion Energy Inc. ■ Page 75 ■ 2024 Annual Information Form

2.2	Review and consider:

i.	The critical accounting policies and financial reporting practices used by the Corporation (including the appropriateness thereof).
ii.

Issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Corporation.

iii.

Financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS Accounting Standards”) methods on the financial statements of the Corporation and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item.

iv.

Any management letter or schedule of unadjusted differences provided by the auditor and the Corporation’s response to that letter and other material written communication between auditor and management.

v.

Any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the auditor’s activities or on access to requested information and management’s response thereto.

vi.	Any new or pending developments in accounting and reporting standards that may affect the Corporation.
vii.	The effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures.
viii.	Any reserves, accruals, provisions or estimates that may have a material effect upon the financial statements of the Corporation.
ix.

The use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of Corporation and their impact on the reported financial results of the Corporation.

x.	The use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles.
xi.

Any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and

xii.	Any other accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

3.Oversight of Independent External Auditor

3.1

Recommend to the Board for approval the auditor to be appointed auditor of the Corporation or successor auditor of the Corporation in the event of the termination, resignation or removal of the auditor.

3.2	Recommend to the Board the remuneration of the auditor.
3.3	Review and approve the scope and terms of all audit engagements.
3.4	Satisfy itself that the audit plan proposed by the auditor is risk-based and addresses all the relevant activities.
3.5	Pre-approve all audit services and permitted non-audit services (including fees terms and conditions for the performance of such services) to be provided by the auditor.
3.6	Oversee the performance by the auditor of its engagement and report to the Board on relevant matters, including but not limited to:
i.	The Corporation’s quarterly and annual financial statements and the auditor’s reporting in respect thereof including the appropriateness of policies and underlying estimates.
ii.	Any significant accounting or financial reporting issues.
iii.	Any material issues or potentially material issues, either specific to the Corporation or to the financial reporting environment in general, identified by the auditor.
iv.	The resolution of any disagreements between management and the auditor regarding financial reporting.
3.7	Evaluate the qualifications, performance and independence of the auditor, including:
i.	Review and evaluate the proposed lead audit partner.
ii.	Ensure the rotation of the lead audit partner occurs in accordance with applicable requirements.
iii.

Receive on periodic basis a written statement from the auditors confirming its independence, including a list of relationships between the auditor and the Corporation that may reasonably be expected to impact the independence of the auditor.

iv.

Discuss with the auditor any relationships or services that the auditor reasonably believes may affect the objectivity and independence of the auditors, and recommend to the Board appropriate action in response thereto.

v.	Annually request and review a report from the auditor regarding:
a)	the auditor’s quality-control procedures;
b)

any material issues raised by the most recent quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; and

c)	any steps taken in respect of any such issues.
3.8	Ensure the auditor receives, during its term of office, notice of every meeting of the Committee and, if so requested by the Chair of the Committee, attends such meetings.
3.9	Meet with auditor in camera without management present.

Vermilion Energy Inc. ■ Page 76 ■ 2024 Annual Information Form

4.Risk Management Oversight

4.1

The Committee is responsible for the oversight of management’s identification, and evaluation, of the Corporation’s principal risks, and the implementation of appropriate policies, processes and systems to manage or mitigate the risks within the Corporation’s risk framework.

4.2	The Committee shall:
i.	Oversee, and ensure management reports annually to Board in respect of:
a)	the Corporation's principal risks and overall risk profile;
b)	the Corporation's strategies in addressing its risk profile;
c)	the processes, policies, procedures and controls in place to manage or mitigate the Corporation's principal risks; and
d)	the overall effectiveness of the enterprise risk management process and program.
ii.	Oversee the Corporation's credit and counterparty, market and financial, political and strategic, and repatriation risks.
iii.	Receive and review managements' annual risk register update including an update on residual risks.
iv.

Review the Corporation's annual insurance program, including the risk retention philosophy, potential exposure and corporate liability protection programs and ensure management reports to the Board in respect thereof.

5.Internal Controls

5.1	Oversee, and review and approve as required:
i.	Processes adopted by management for establishing effective internal control over financial reporting (the "ICFR") and disclosure controls and procedures (the "DC&P").
ii.	The adequacy and effectiveness of the Corporation’s accounting, ICFR and DC&P policies and procedures and management information systems.
iii.	Changes to the Corporation's ICFR, DC&P and management information systems.
iv.	Oversee management's certification of ICFR and DC&P.
v.	Spending authority and approval limits.

6.Information Technology – Cyber Security

6.1	Receive annually (or more frequently as the Committee may request) a system status update with respect to the Corporation's core IT operating systems.
6.2	Review annually (or more frequently as the Committee may request) the Corporation's cyber security programs and their effectiveness.
6.3	Receive as frequently as the Committee may request an update on the Corporation's compliance program for cyber threats and security.
6.4	Ensure significant breaches are reported in accordance with best governance practices.

7.Environment, Social and Governance (“ESG”)

7.1	In collaboration with the Sustainability Committee, review and assess ESG-related risks to the Corporation
7.2	Regularly review the Corporations’ risk management policies and processes for, and approach to, addressing ESG-related risks.
7.3	Review ESG disclosure.

8.General Compliance

8.1Oversee, and periodically review, procedures for:

i.

The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Code of Business Conduct and Ethics.

ii.	Treatment of complaints regarding accounting, internal accounting controls, or auditing matters.
iii.	The review and approval of the President and Chairman’s expenses and perquisites.
iv.	The review of any transactions involving the Corporation in which directors or officers of the Corporation have a material interest.

Vermilion Energy Inc. ■ Page 77 ■ 2024 Annual Information Form

Duties and Responsibilities	Meeting

	Q1	Q2	Q3	Q4
2. Financial Information and Reporting
2.1 Responsibilities include:
i. Review and recommend approval of the Corporation's annual financial statements, and related MD&A and earnings press releases.	✓
ii. Review and recommend Board approval of quarterly financial statements, MD&A and press release.		✓	✓	✓

iii. Ensure adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Corporation's filed financial reporting, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures.

	✓	✓	✓	✓
iv. Review Annual Information Form	✓
2.2 Review and consider:
i. The critical accounting policies and financial reporting practices used by the Corporation, including the appropriateness thereof.	As needed.

iIi. Issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Corporation.

As needed.

iii. Financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements of the Corporation and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item.

As needed.

iv. Any management letter or schedule of unadjusted differences provided by the external auditor and the Corporation’s response to that letter and other material written communication between the external auditor and management.

As needed.

v. Any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external auditor’s activities or on access to requested information and management’s response thereto.

As needed.
vi. Any new or pending developments in accounting and reporting standards that may affect the Corporation.	As needed.
vii. The effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures.	As needed.
viii. Any reserves, accruals, provisions or estimates that may have a material effect upon the financial statements of the Corporation.	As needed.

ix. The use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of Corporation and their impact on the reported financial results of the Corporation.

As needed.
x. The use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles.	As needed.

xi. Any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements.

As needed.
xii. Any other accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.	As needed.

3. Independent External Auditor

3.1 Recommend to the Board for approval the independent auditor to be appointed as auditor of the Corporation or successor auditor of the Corporation in the event of the termination, resignation or removal of the auditor.

✓
3.2 Recommend to the Board the remuneration of the independent auditor.	✓
3.3 Review and approve the scope and terms of all audit engagements.	✓
3.4 Satisfy itself that the audit plan proposed by the auditor is risk-based and addresses all the relevant activities.	As needed.
3.5 Pre-approve all audit services and permitted non-audit services (including fees terms and conditions for the performance of such services) to be provided by the independent auditor.	As needed.
3.6 Oversee the performance of independent external auditor and report to the Board on the relevant items.	✓	✓	✓	✓
i. The Corporation’s quarterly and annual financial statements and the auditor’s reporting in respect thereof including the appropriateness of policies and underlying estimates.	✓	✓	✓	✓
ii. Any significant accounting or financial reporting issues.	✓	✓	✓	✓
iii. Any material issues or potentially material issues, either specific to the Corporation or to the financial reporting environment in general identified by the auditor.	✓	✓	✓	✓
iv. The resolution of any disagreements between management and external auditor regarding financial reporting.	✓	✓	✓	✓
3.7 Evaluate the qualifications, performance and independence of the auditor
i.Review and evaluate the proposed lead audit partner.	✓	✓	✓	✓
ii. Ensure the rotation of the lead audit partner occurs in accordance with applicable requirements.	✓	✓	✓	✓

iii. Receive on periodic basis a written statement from the external auditors confirming its independence, including a list of relationships between the external auditor and the Corporation that may reasonably be expected to impact the independence of the external auditor.

	✓	✓	✓	✓

iv. Discuss with the external auditor any relationships or services that the external auditor reasonably believes may affect the objectivity and independence of the external auditors, and recommend to the Board appropriate action in response thereto.

	✓	✓	✓	✓

v. Annually request and review a report from the external auditor regarding:

-Auditor’s quality control procedures.

-Any material issues raised by the most recent quality-control review.

-Steps taken in respect of any such issues.

✓
3.8 Ensure the external independent auditor receives, during its term of office, notice of every meeting of the Committee and, if so requested by the Chair of the Committee, attends such meetings.				✓
3.9 Meet with auditor in camera without management present.	✓	✓	✓	✓

Vermilion Energy Inc. ■ Page 78 ■ 2024 Annual Information Form

Duties and Responsibilities	Meeting

	Q1	Q2	Q3	Q4
4. Risk Management
4.2 The Committee shall:	✓	✓	✓	✓

i.Oversee, and ensure management reports and reviews annually to the Board in respect of:

- the Corporation's principal risks and overall risk profile;

- the Corporation's strategies in addressing its risk profile;

- the processes, policies, procedures and controls in place to manage or mitigate the Corporation’s principal risks; and

- the overall effectiveness of the enterprise risk management process and program.

ii. Oversee the Corporation's credit and counterparty, market and financial, political and strategic, and repatriation risks.	✓	✓	✓	✓
iii. Receive and review managements' annual risk register update including an update on residual risks.			✓

iv. Review the Corporation's annual insurance program, including the risk retention philosophy, potential exposure and corporate liability protection programs and ensure management reports to the Board in respect thereof.

5. Internal Controls
5.1 The Committee shall review and approve as required:
i.Processes adopted by management for establishing effective internal control over financial reporting ICFR and DC&P.	✓	✓	✓	✓
ii. The adequacy and effectiveness of the Corporation’s accounting, ICFR and DC&P policies and procedures and management information systems.	✓	✓	✓	✓
iii. Changes to the Corporation's ICFR, DC&P and management information systems.	✓	✓	✓	✓
iv. Oversee management's certification of ICFR and DC&P.	✓	✓	✓	✓
v. Spending authority and approval of limits.	✓	✓	✓	✓

6. Information Technology – Cyber Security
6.1 Receive annually (or more frequently as the Committee may request) a system status update with respect to the Corporation's core IT operating systems.				✓
6.2 Review annually (or more frequently as the Committee may request) the Corporation's cyber security programs and their effectiveness.				✓
6.3 Receive as frequently as the Committee may request an update on the Corporation's compliance program for cyber threats and security.	As needed.
6.4 Ensure significant breaches are reported in accordance with best governance practices.	As needed.

7. Environment, Social and Governance (“ESG”)
7.1 In collaboration with the Sustainability Committee, review and assess ESG-related risks to the Corporation.	✓	✓	✓	✓
7.2 Regularly review the Corporations’ risk management policies and processes for, and approach to, addressing ESG-related risks.	✓	✓	✓	✓
7.3 Review ESG disclosure.	✓	✓	✓	✓

8. General Compliance
8.1 Oversee, and periodically review procedures for:	As needed.

i.The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Code of Business Conduct and Ethics.

As needed.
ii.Treatment of complaints regarding accounting, internal accounting controls, or auditing matters.	As needed.
iii.The review and approval of the President and Chairman’s expenses and perquisites.	As needed.
iv.The review of any transactions involving the Corporation in which directors or officers of the Corporation have a material interest.	As needed.
8.2 Review this mandate and make recommendations to the Board as appropriate.				✓

Vermilion Energy Inc. ■ Page 79 ■ 2024 Annual Information Form